As filed with the Securities and Exchange Commission on January 3, 2003

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Yamhill Valley Vineyards, Inc.

(Name of small business issuer as specified in its charter)

Oregon	2084	93-0965789
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

16250 S.W. Oldsville Road

McMinnville, Oregon 97128
(503) 843-3100
(Address and telephone number of principal executive offices and principal place of business)

Michael Hubbard

Director of Corporate Development and Investor Relations
One SW Columbia, Suite 1105
Portland, Oregon 97258
(503) 227-0643
(Name, address, and telephone number of agent for service)

Copies to:

Michael McArthur-Phillips Benjamin G. Wolff Broady R. Hodder Davis Wright Tremaine LLP 1300 S.W. Fifth Avenue 23rd Floor Portland, Oregon 97204	Debra K. Weiner Grover T. Wickersham, P.C. 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306

Approximate date of commencement of proposed sale to public:

As soon as practicable after the Registration Statement becomes effective.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:  ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed aggregate offering price(1)	Registration fee

Common Stock, no par value(2)	1,150,000	$7.00	$8,050,000	$740.60

Common Stock, no par value(3)	80,000	$0.001	$80	$0.01

Representative’s Warrants(4)	100,000	—	—	—

Common Stock, no par value(5)	100,000	$8.40	$840,000	$77.28

Totals	1,430,000		$8,890,080	$817.89

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

(2)	Includes up to 150,000 shares of common stock which Paulson Investment Company, Inc., the representative of the underwriters, has the option to purchase to cover over-allotments, if any.

(3)	Includes up to 80,000 shares of common stock issuable upon exercise of warrants issued to holders of our short term indebtedness.

(4)	In connection with the sale of the shares, the registrant will issue to the representative warrants to purchase, in the aggregate, up to 100,000 shares of common stock.

(5)	Includes 100,000 shares issuable upon exercise of the representative’s warrants.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 3, 2003

1,000,000 Shares of Common Stock

Yamhill Valley Vineyards, Inc.

             This is our initial public offering and no public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering. We expect that the initial public offering price in the offering will be between $5.00 and $7.00 per share.

      We are applying to the Nasdaq SmallCap Market to list our shares under the symbol “WINE”.

       This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 6.

       The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Offering

	Per Share	Total

Initial Offering Price	$	$

Underwriting Discounts	$	$

Proceeds to Yamhill Valley Vineyards, Inc. before expenses	$	$

      Paulson Investment Company, Inc. is the representative of the underwriters. We have granted the representative a 45-day option to purchase up to an additional 150,000 shares of common stock to cover over-allotments.

Paulson Investment Company, Inc.

The date of this prospectus is                               , 2003

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CERTAIN TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
ENGAGEMENT OF NEW AUDITORS
ADDITIONAL INFORMATION
EXHIBIT 1.1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4.2
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 23.1

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the words “Yamhill,” “we,” “us” and “our” refer to Yamhill Valley Vineyards, Inc., unless the context indicates otherwise.

      Until                     , 2003 (25 days after the date of this prospectus) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      “Yamhill Valley Vineyards” and the Yamhill logo are trademarks of Yamhill Valley Vineyards, Inc. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements because of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Yamhill Valley Vineyards

      Located on a 150-acre estate in Oregon’s principal winegrowing region in the Willamette Valley, we produce primarily Pinot Noir and Pinot Noir Reserve wines and Pinot Gris, Pinot Blanc and a limited amount of Riesling white wines. We produce wines solely from grapes grown on our property. This gives us the best opportunity to control all aspects of the growing, harvesting and winemaking process and allows us to designate our wines estate bottled. Since we bottle wines from single grape varieties, they are referred to as varietal wines.

      We produced approximately 7,700 cases of wine in 2001 and expect that our recently completed 2002 harvest will result in approximately 9,000 cases of wine. In 2001, Pinot Noir and Pinot Noir Reserve wines accounted for approximately 65% of the quantity of wine we produced and approximately 80% of our wine sales. We expect similar figures from our 2002 harvest and for our 2002 wine sales.

      As our vines mature and come into full production, we expect to produce approximately 12,000 cases of wine in 2003, with production expanding to approximately 16,000 cases of red and white wines by 2006. We plan to use a portion of the proceeds of this offering to expand our winemaking and storage facilities to accommodate this increase in grape production. Any expansion of production beyond 16,000 cases will result from purchasing grapes from other vineyards or acquiring properties in Oregon and in other regions considered favorable for growing Pinot Noir grapes. A portion of the proceeds of this offering will be used to identify possible acquisitions.

      Our wines are classified as premium wines, which are wines selling for over $5.99 per 750 ml bottle. We believe that the market for premium red and white wines of the type we produce exceeds $1 billion annually and will continue to grow for the next ten years. We believe premium wines account for approximately 5% of the total U.S. market for wine.

      We produce wines primarily from Pinot Noir, Pinot Gris and Pinot Blanc grape varieties. These wines, in particular Pinot Noir, are popular in some parts of the world and we expect their popularity to grow. We believe Oregon’s unique climate and soil, and our particular site, experience and expertise are ideally suited to producing wines from these grapes.

      We sell our wines primarily through independent distributors, directly to wholesalers such as restaurants and specialty wine shops, by mail order where allowed by law and through our tasting room. Sales are made primarily within the United States, with some distribution in Canada and Europe. In the United States, we sell in approximately twenty states through distributors. We sell to four distributors outside of the United States although these sales account for an immaterial amount of our total sales.

      We formed Yamhill Valley Vineyards originally as a partnership in 1983. We were incorporated in the State of Oregon in 1987. We maintain our principal offices at 16250 S.W. Oldsville Rd., McMinnville, Oregon 97128. Our telephone number is 503-843-3100 and our fax number is 503-843-2450. Our e-mail is info@yamhill.com and our website is located at www.yamhill.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered	1,000,000 shares

Common stock to be outstanding after the offering	1,901,433 shares

Use of proceeds	working capital, expansion of production and storage facilities, increased sales and marketing efforts, investigating possible acquisitions and general corporate purposes, including retiring indebtedness held by insiders. See “Use of Proceeds.”

Proposed Nasdaq SmallCap Market symbol	WINE

      Unless otherwise stated, all information in this prospectus assumes:

•	no exercise of the over-allotment option to purchase up to 150,000 shares

•	no exercise of the warrants to purchase up to 100,000 shares granted to the representative in this offering

•	no exercise of any options available for grant under our 2002 Stock Option Plan

•	adjustment of all share and per share information to reflect a 277.2657-for-1 stock split effected in the form of a stock dividend on December 30, 2002

      Information regarding shares outstanding after this offering further assumes:

•	conversion of approximately $1.4 million of outstanding indebtedness owed by us to one of our directors who is also our principal shareholder into the number of shares calculated by dividing the exact amount of the indebtedness being converted by the initial public offering price in the offering (approximately 234,765 shares assuming an initial public offering price of $6.00 per share)

•	exercise of outstanding warrants granted to the holders of $400,000 in short-term indebtedness, the exact number of shares to be calculated by dividing $400,000 by the greater of the initial public offering price or $5.00 (66,668 shares assuming an initial public offering price of $6.00 per share).

Shareholder Perquisites

      We will provide annual discounts to all existing and new shareholders with 100 or more shares of our common stock, based on their shareholdings, through issuance of an “Owner’s Wine Credit,” which will be an annual credit towards the purchase of our wines. A qualified shareholder will be able to use the Owner’s Wine Credit to cover up to 40% of the retail value of a wine order. The amount of the credit will vary from year to year, but the credit amount for 2003 will be $1.00 per share for shareholders of record 30 days following the closing date of this offering and $1.00 per share for those shareholders of record on the six-month anniversary of the closing of this offering. A shareholder of record on both the 30-day and six-month anniversaries, therefore, will receive a total credit of $2.00 per share in 2003. In 2004, we will offer the same credit to shareholders of record on January 1 and July 1 of 2004. After 2004, in December of each year, our board of directors will establish the amount of the Owner’s Wine Credit for the following year, which may vary from year to year, and the record date to be used for determining which qualified shareholders will receive the Owner’s Wine Credit. Additionally, from time to time, we will offer exclusive or first purchase rights to certain wine releases to qualified shareholders. Each of these benefits will only be available for purchases made in our tasting room, on our Website, or by mail order, in states where shipping is permitted by law.

Summary Historical and Pro Forma Financial Information

      The following table sets forth our summary historical financial information as of and for each of the two years ended December 31, 2001, and for the nine-month periods ended September 30, 2001 and 2002. The statements of operations data for each of the fiscal years in the two-year period ended December 31, 2001 and the balance sheet data as of December 31, 2001 have been derived from our financial statements, audited by BDO Seidman, LLP, independent auditors, which are included elsewhere in this prospectus. The statements of operations data for the nine-

month periods ended September 30, 2001 and 2002 have been derived from our unaudited financial statements that include, in the opinion of our management, all adjustments, consisting only of normal and recurring adjustments, that our management considers necessary for a fair statement of the interim results. The operating results for the nine months ended September 30, 2002 are not necessarily indicative of results that may be expected for the year ended December 31, 2002. The following information is qualified by reference to, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in this prospectus.

	Years Ended		Nine Months Ended
	December 31,		September 30,

	2000	2001	2001	2002

Statement of Operations Data:

Revenue	$439,112	$332,253	$231,867	$306,459

Cost of good sold	329,556	323,662	177,898	228,577

Operating expenses	284,376	269,715	172,296	187,153

Operating loss	(174,820)	(261,124)	(118,327)	(109,271)

Net loss	(273,730)	(395,693)	(213,944)	(239,044)

Net loss per share — basic and diluted	$(0.46)	$(0.66)	$(0.36)	$(0.40)

Weighted average number of shares outstanding — basic and diluted	600,000	600,000	600,000	600,000

	December 31,
			September 30,
	2000	2001	2002

Balance Sheet Data:

Cash and cash equivalents	$861	$1,061	$400

Working capital	$867,685	$841,257	$799,565

Total assets	$2,743,822	$2,943,220	$3,020,404

Total liabilities	$2,251,516	$2,846,607	$3,162,835

Total shareholders’ equity (deficit)	$492,306	$96,613	$(142,431)

      The following table sets forth condensed financial information on a pro forma and as adjusted basis. Our pro forma financial information takes into account the effect of (1) the receipt of $400,000 from short term financing received in October 2002; (2) the repayment of $41,200 in outstanding shareholder debt in November 2002; (3) the conversion of $1,408,590 in outstanding shareholder debt to common stock at the offering price of $6.00 per share upon the completion of this offering and the elimination of interest expense related to the debt that was converted and; (4) the exercise of outstanding warrants granted to holders of $400,000 in short-term indebtedness at an aggregate exercise price of $67 and the recognition of $100,000 in interest expense related to these warrants. Our as adjusted financial information takes into account the effect of (1) the receipt of $4,720,000 of net proceeds from this offering, assuming an initial public offering price of $6.00 per share; (2) the retirement of related party debt; and (3) the elimination of interest expense due to the assumed repayment of related party debt.

	December 31, 2001			September 30, 2002

	Actual	Pro Forma	As Adjusted	Actual	Pro Forma	As Adjusted

Cash				$400	$359,267	$3,842,342

Working Capital				799,565	758,432	4,241,507

Total Assets				3,020,404	3,379,204	6,862,279

Total Liabilities				3,162,835	2,113,045	876,120

Total shareholders’ equity (deficit)				(142,431)	1,266,226	5,986,226

Net loss	(395,693)	(332,341)	(294,701)	(239,044)	(172,369)	(132,756)

Net loss per share	$(0.66)	$(0.40)	$(0.16)	$(0.40)	$(0.21)	$(0.07)

Weighted average shares outstanding	600,000	834,765	1,849,792	600,000	834,765	1,849,792

RISK FACTORS

      Investing in our common stock is risky. Our business, operating results and financial condition could be adversely affected by any of the following risks, as well as additional risks that generally apply to publicly traded companies and companies in our industry that we have not yet identified or that we currently believe to be immaterial. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Associated with Operations

We have a history of unprofitable operations and may incur future losses

      Since our inception in 1983, we have incurred significant losses in most periods. Our net losses for the years ended December 31, 2000 and 2001 were $273,730 and $395,693, respectively. Our net loss for the nine months ended September 30, 2002 was $239,044, and we expect to incur a loss for the twelve months ended December 31, 2002. We may never achieve or sustain profitability. At September 30, 2002, we had an accumulated deficit of approximately $2,235,616 and negative shareholders’ equity of $142,431. In addition, we expect our operating expenses to increase significantly as we expand our sales and marketing efforts and otherwise support our expected growth. Given these planned expenditures, we may incur additional losses in the near future.

An oversupply of grapes may harm our business by increasing the supply of wine sold by our competitors

      Increases in demand over the last few years for premium wine has resulted in the planting of additional vineyards, both domestically and internationally, and the replanting of existing vineyards to greater densities. This has resulted in a significant increase in the supply of wine grapes. An oversupply of grapes may significantly increase the amount of wine produced, which may reduce the prices of wines, increase our selling and promotional expenses and could harm our business. Oversupply may also increase the amount of premium wine available to our distributors and retail outlets, which would increase competition in our distribution channels.

A shortage of the supply or a reduction in the quality of our grapes could hurt our production of wine

      We grow all of the grapes used in the production of our wines. A shortage in our supply of quality grapes may result from a variety of factors that determine the quality and quantity of our grape supply, including weather conditions, pruning methods, diseases and pests and the number of vines producing grapes. Any shortage in our grape production could cause a reduction in the amount of wine we are able to produce, which could reduce our sales and adversely impact our results from operations. Factors that reduce the quantity of our grapes may also reduce their quality, which in turn could reduce the quality or amount of wine we produce. Deterioration in the quality of our wines could harm our brand name and could reduce our sales and adversely impact our results of operations.

Agricultural risks could reduce the supply or quality of our grapes

      Our business is subject to numerous agricultural risks. Agricultural problems that affect the quality or quantity of our grapes can be caused by a number of factors, including bacteria, insects and, on occasion, weather conditions.

      Many vineyards, principally in California, and a limited number in Oregon, have been infested with Phylloxera, a louse that feeds on the roots of grape vines and eventually causes a steady decline in yield until the vines become economically nonviable or die. Approximately one-half of our vines are Phylloxera-resistant rootstock. We cannot assure you, however, that our current rootstock will not become susceptible to or infected by current or new strains of Phylloxera.

      Pierce’s Disease is a grapevine bacterial disease that has been in existence, principally in California, for over a century. The disease, spread by an insect, kills grapevines and there is no known cure. Our vineyards are located in a climate not considered suitable for the bacteria. However, we cannot guarantee that this disease or other as yet unidentified diseases will not eventually spread to Oregon and our vineyards or contaminate vineyards we might acquire.

The loss of Mr. Cary, Mr. Mondillo or other key employees would damage our reputation and business

      Our success largely depends on the continued employment of a number of our key employees, including Stephen Cary, our President and winemaker, and Dominic Mondillo, our viticulturist. Any inability or unwillingness of Mr. Cary, Mr. Mondillo, or other key management team members to continue in their present capacities could harm our business and our reputation.

A reduction in consumer demand for premium wines could harm our business

      Because we produce premium, higher priced wines, our business would be harmed if consumer demand for premium, higher priced wines in general, or Pinot Noir, Pinot Gris and Pinot Blanc in particular, shifted to another variety of wine, declined or failed to grow.

      An unfavorable report on the health effects of alcohol consumption or legislative or regulatory actions that reduce the availability of alcoholic beverages, an increase in the penalties associated with the misuse of alcoholic beverages, or an increase in the costs associated with the production of alcoholic beverages could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business and reduce our sales and adversely impact our results from operations.

      Consumer spending has a substantial impact upon our business. Factors such as economic downturns, increases in income tax rates and changes in tax laws concerning the deductibility of entertainment expenses can have a material impact upon the quality and quantity of wines consumers are willing to purchase. This, in turn, can have a considerable impact upon our sales and profit margins.

Increasing competition may hurt our business

      The segments of the wine industry in which we operate are intensely competitive and highly fragmented. Some of the competitive factors in the market for our wines are:

•	access to distribution channels

•	product quality

•	brand recognition

•	price

      Any increase in the number of our competitors or in the number of wines produced by our existing competitors may prevent us from further establishing our brand name or obtaining sufficient marketing and sales support from our distributors. In addition, many of our competitors have greater name recognition, larger customer bases, significantly broader distribution and substantially more financial and marketing resources than do we. As a result, we may not be able to compete successfully against these other producers of premium wines.

      We also compete with popular low-priced “generic” wines and with beer and other alcoholic beverages both for demand and for access to distribution channels. Many of the producers of these beverages also have significantly greater financial, technical, marketing and public relations resources than we do. Our sales may also be harmed to the extent any alternative beverages are introduced that compete with wine. We may not be able to compete successfully against such wine or alternative beverage producers. See “Business — Competition.”

The use of herbicides and other hazardous substances in our operations may lead to environmental damage and result in increased costs to us

      We use herbicides and other hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with the improper application, accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have a material adverse effect on our business, financial condition and results of operations.

Because a large percentage of our sales are made through distributors, a change in our relationship with any of them could harm our business

      We currently sell a substantial amount of our wines through independent distributors for resale to retail outlets, bars, restaurants, hotels and private clubs across the United States and in some overseas markets.

      Our most successful distributor was responsible for 18% of our gross sales in 2001 and 20% of our gross sales for the nine months ended September 30, 2002 and two distributors collectively accounted for approximately 28% and 26% of our sales as of December 31, 2001 and September 30, 2002, respectively. A change in our relationship with any of our significant distributors could harm our business and reduce our sales. Because some states have laws that prohibit distributor changes, our sales may be reduced if we cannot replace an under-performing distributor.

      Additionally, other producers of premium wines, as well as the producers of alternative beverages, compete for our distributors’ marketing resources. A failure by our distributors to market our products as effectively as they, or other distributors, market our competitors’ products could harm our business.

Contamination of our wines would harm our business

      Because our products are designed for human consumption, our business is subject to hazards and liabilities related to food products, such as contamination. A discovery of contamination in any of our wines, through tampering or otherwise, could cause us to destroy our wine held in inventory or result in a recall of our products. Any such contamination could significantly damage our reputation for product quality, which we believe is one of our principal competitive assets, and could seriously harm our business and sales. We may not be able to maintain insurance on acceptable terms and this insurance may not be adequate to cover any resulting liability.

Increased regulatory costs or taxes would harm our financial performance

      The wine industry is regulated extensively by the Federal Bureau of Alcohol, Tobacco and Firearms, various foreign agencies, and state and local liquor authorities. These regulations and laws dictate various matters, including:

•	excise taxes

•	licensing requirements

•	trade and pricing practices

•	permitted distribution channels

•	permitted and required labeling

•	advertising

•	relationships with distributors and retailers

•	direct sales and mail order

      Federal legislation has been proposed in the past and could be proposed in the future that could significantly increase excise taxes on wine. Other federal and state legislation exists or has been proposed which would prevent us from selling wine directly through the mail in certain states. This proposed legislation, or other new regulations, requirements or taxes could harm our business and operating results. Future legal or regulatory challenges to the wine industry could also harm our business and affect our operating results.

      In addition, future zoning ordinances, environmental restrictions and other legal requirements may limit our plans to expand our production capacity as well as any future development of new vineyards and wineries.

Adverse foreign trade regulations may harm our business

      We intend to increase our efforts to expand sales of our products in foreign markets. In addition, we may expand our physical presence, through acquisition and strategic alliances, to some foreign countries, including New Zealand. With the volume of international transactions increasing, the imposition of unforeseen and adverse trade regulations could have a harmful effect on our international sales and wine operations.

Natural disasters, including fires, could destroy our facilities and/or our inventory

      If we lost all or a portion of our wine prior to its sale or distribution as a result of fires or other natural disasters, we would lose our investment in, and anticipated profits and cash flows from, that wine. Likewise, if fire or other natural disasters partially or wholly destroyed our facilities, our ability to produce and possibly sell our wine could diminish or disappear altogether. Such losses would seriously harm our business and reduce our sales and adversely impact our results from operations.

Infringement of our trademarks may damage our brand name or our business

      Our wines are branded consumer products. Our ability to distinguish our brand name from those of our competitors depends, in part, on the strength and enforcement of our trademarks. Competitors may use trademarks, trade names or trade dress that are similar to those we use, thereby weakening our intellectual property rights. If our competitors infringe on our trademark rights, we may have to litigate in order to protect such rights. Litigation may result in significant expense and divert our attention from business operations. In addition, we cannot assure you that we would be successful in protecting our trademark rights.

The market price of our stock may fluctuate due to seasonal fluctuations in our wine sales, operating expenses and our results from operations

      We experience seasonal and quarterly fluctuations in cash needs, sales, operating expenses and results of operations. Generally, in the first and third quarters of the calendar year we have lower sales volumes than in the second and fourth quarters. We have managed, and will continue to manage, our business to achieve long-term objectives. In doing so, we may make decisions that we believe will enhance our long-term profitability, even if these decisions may adversely affect quarterly results. These decisions include:

•	when to release our wines for sale

•	how to position our wines competitively

      In addition, fluctuations in our distributors’ inventory levels may affect our sales volume. These and other factors relating to seasonality and business decisions may cause fluctuations in the market price of our common stock.

Risks associated from this offering and our capital structure

Our existing shareholders will retain significant control over our company after this offering

      Following this offering, our directors and executive officers and their respective affiliates will beneficially own approximately 834,765 shares of common stock (assuming a $6.00 public offering price), or approximately 44% of our outstanding shares. As a result, they will have significant influence in the election of directors and the approval of corporate actions that must be submitted for a vote of shareholders.

      The interests of these affiliates may conflict with the interests of other shareholders, and the actions they take or approve may be contrary to those desired by the other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring an acquisition of us by a third party.

Certain of our officers, directors and investors will personally benefit from the receipt of the net proceeds of this offering

      We will use the net proceeds from this offering to repay approximately $835,000 in long-term indebtedness and accrued interest owed to one of our directors and two of our officers and $400,000 in short-term indebtedness plus accrued interest owed to two of our existing investors.

Investors in this offering will suffer immediate dilution

      The initial public offering price will be substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will incur immediate and substantial dilution in the net tangible book value of their shares equal to $2.85 per share, assuming an initial public offering price of $6.00 per share. See “Dilution.”

Prior to this offering there has been no public market for our common stock

      While we have applied to list the common stock on the Nasdaq SmallCap Market, we cannot assure you that an active trading market for the common stock will develop or will be sustained. The initial public offering price of the common stock has been determined through negotiations between our company and the representative of the underwriters. You may not be able to resell your shares at or above the initial public offering price. See “Underwriting.”

Sales of additional shares could cause the price of our stock to decline and could harm our ability to raise funds from stock offerings in the future

      Sales of a large number of shares of common stock in the market after the offering, or a belief that such sales could occur, could cause a drop in the market price of our common stock and could impair our ability to raise capital through offerings of our equity securities. Upon completion of this offering, there will be approximately 1,901,433 shares of our common stock outstanding, assuming a $6.00 public offering price. All of the 1,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless such shares are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, we are registering an additional 66,668 shares, which will be issued upon exercise of certain warrants held by two of our investors and which will be freely tradeable upon the expiration or earlier termination of a one-year agreement by the holders of those shares not to sell or trade those shares. The remaining approximately 834,765 shares of common stock held by existing shareholders will be “restricted securities” as that term is defined in Rule 144. Subject to the provisions of lock-up agreements between these existing shareholders and the representative of the underwriters, all of these restricted shares will be eligible for sale from time to time thereafter upon expiration of one-year holding periods and subject to the requirements of Rule 144.

      After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 250,000 shares reserved for issuance under our 2002 Stock Option Plan. Upon registration, all of these shares will be freely tradable when issued upon exercise of the options. We have agreed with the representative of the underwriters that all options granted in the first 12 months following the closing of this offering will have at least a one-year vesting schedule or the optionee will agree to enter into a lock-up agreement substantially similar to the lock-up agreements between the existing shareholders and the representative. See “Shares Eligible for Future Sale.”

Provisions contained in our articles and bylaws may delay or prevent a takeover of our company

      Certain provisions of our articles of incorporation could make it difficult for a third party to acquire control of our company, even if such change in control would be beneficial to our shareholders. For example, our board of directors is authorized to issue up to 1,000,000 shares of preferred stock, and to determine the rights, preferences and privileges of those shares, without any shareholder vote. The issuance of such preferred stock may hinder any acquisition of our company by a third party. See “Description of Capital Stock — Preferred Stock.”

We do not anticipate paying any cash dividends

      We do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $4,720,000 from the sale of the 1,000,000 shares of common stock offered hereby, assuming an initial public offering price of $6.00 per share and after deducting estimated underwriting discounts and offering expenses. We currently intend to use the net proceeds of this offering as follows:

•	approximately $1,985,000 for general corporate purposes

•	approximately $1,100,000 to expand production facilities and acquire equipment

•	approximately $835,000 to retire long-term debt held by affiliates

•	approximately $400,000 to retire short-term debt

•	approximately $300,000 to increase our marketing and sales efforts

•	approximately $100,000 to identify and investigate possible acquisitions

      The cost, timing and amount of funds needed cannot be precisely determined at this time and will be based on numerous factors. Our board of directors has broad discretion in determining how the proceeds of this offering will be applied. We intend to invest the net proceeds in short-term, investment grade interest-bearing obligations until they are used.

DIVIDEND POLICY

      We have never paid cash dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. We currently intend to retain any future earnings to develop and expand our business.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2002, on an actual basis, on a pro forma basis and on an as adjusted basis. Our pro forma capitalization for this offering takes into account the following actions, which occurred after September 30, 2002:

•	the 277.2657-for-1 stock split effected in the form of a stock dividend on December 30, 2002

•	conversion of approximately $1,400,000 of outstanding indebtedness owed by us to one of our directors who is also our principal shareholder into the number of shares calculated by dividing the exact amount being converted by the initial public offering price in the offering (234,765 shares assuming an initial public offering price of $6.00 per share)

•	the sale of a note and warrants for $400,000

•	the repayment of related party debt of $41,200 in November 2002

•	exercise of outstanding warrants granted to the holders of $400,000 in short-term indebtedness, the exact number of shares to be calculated by dividing $400,000 by the greater of the initial public offering price or $5.00 (66,668 shares assuming an initial public offering price of $6.00 per share)

      Our capitalization as adjusted also takes into account the following:

•	the receipt of $4,720,000 of estimated net proceeds of this offering, assuming an initial public offering price of $6.00 per share

•	retirement of approximately $1,235,000 in debt, including $835,000 to retire a portion of the indebtedness owed to one or our directors and two corporate officers, and $400,000 in short-term debt

	September 30, 2002

	Actual	Pro Forma	As Adjusted

Long-term obligations (including current portion)	$2,703,159	$1,653,369	$416,444

Shareholders equity:

Preferred stock, no par value: 1,000,000 shares authorized; no shares issued and outstanding actual, pro forma and as adjusted	$—	$—	$—

Common stock, no par value: 10,000,000 shares authorized; 600,000 shares issued and outstanding actual; 901,433 shares issued and outstanding pro forma; 1,901,433 shares issued and outstanding as adjusted	$2,093,185	$3,601,842	$8,321,842

Retained earnings	$(2,235,616)	$(2,335,616)	$(2,335,616)

Total shareholders’ equity	$(142,431)	$1,266,226	$5,986,226

Total capitalization	$2,560,728	$2,919,595	$6,402,670

DILUTION

      Our pro forma net tangible book value at September 30, 2002 was approximately $1,266,226 or $1.40 per share of outstanding common stock. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, all on a pro forma basis, giving effect to the conversion of approximately $1,400,000 of outstanding indebtedness owed by us to one of our directors who is also our principal shareholder into the number of shares calculated by the exact amount being converted by the initial public offering price in the offering (234,765 shares assuming an initial public offering price of $6.00 per share), the sale of a $400,000 note and warrants to investors to cover our cash flow needs, including those associated with this offering, and the exercise of these warrants, with the exact number of shares to be calculated by dividing $400,000 by the greater of the initial public offering price or $5.00 (66,668 shares assuming an initial public offering price of $6.00 per share). Dilution per share represents the difference between the price per share paid by investors in this offering and the as adjusted net tangible book value per share immediately after this offering.

      After giving effect to the sale of the 1,000,000 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share (after deducting the estimated fees payable to the underwriter and offering expenses payable by us), a 277.2657-for-1 stock split effected in the form of a stock dividend on December 30, 2002, and the retirement of approximately $1,235,000 in debt, including $835,000 to retire a portion of the indebtedness owed to one of our directors and two corporate officers and $400,000 in short-term debt, our as adjusted net tangible book value at September 30, 2002 would have been approximately $5,986,226, or $3.15 per share. This represents an immediate dilution of $2.85 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$6.00

Net tangible book value per share as of September 30, 2002 (pro forma)	$1.40

Increase per share attributable to new investors	$1.75

As adjusted net tangible book value after this offering		$3.15

Dilution per share to new investors in this offering		$2.85

      The following table summarizes, on a pro forma basis and after giving effect to the offering, the number of shares purchased from us, the total consideration paid and the average price per share paid by existing shareholders and by the new investors purchasing the shares offered hereby assuming an initial public offering price of $6.00 per share:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Number	Percent	Per Share Paid

Existing Investors	901,433	47%	$3,601,842	39%	$4.00

New Investors	1,000,000	53%	$6,000,000	61%	$6.00

Total	1,901,433		$9,601,842

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial data as of and for each of the two years ended December 31, 2001, and for the nine-month periods ended September 30, 2001 and 2002. The statements of operations data for each of the fiscal years in the two-year period ended December 31, 2001 and the balance sheet data as of December 31, 2001 have been derived from our financial statements, audited by BDO Seidman, LLP, independent auditors, which are included elsewhere in this prospectus. The statements of operations data for the nine-month periods ended September 30, 2001 and 2002 have been derived from our unaudited financial statements that include, in the opinion of our management, all adjustments, consisting only of normal and recurring adjustments, that our management considers necessary for a fair statement of the interim results. The operating results for the nine months ended September 30, 2002 are not necessarily indicative of results that may be expected for the year ended December 31, 2002. The following information is qualified by reference to, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in this prospectus.

			Nine Months Ended
	Years Ended December 31,		September 30,

	2000	2001	2001	2002

Statement of Operations Data:

Revenue	$439,112	$332,253	$231,867	$306,459

Cost of good sold	329,556	323,662	177,898	228,577

Operating expenses	284,376	269,715	172,296	187,153

Operating loss	(174,820)	(261,124)	(118,327)	(109,271)

Net loss	(273,730)	(395,693)	(213,944)	(239,044)

Net loss per share — basic and diluted	$(0.46)	$(0.66)	$(0.36)	$(0.40)

Weighted average number of shares outstanding — basic and diluted	600,000	600,000	600,000	600,000

	December 31,
			September 30,
	2000	2001	2002

Balance Sheet Data:

Cash and cash equivalents	$861	$1,061	$400

Working capital	$867,685	$841,257	$799,565

Total assets	$2,743,822	$2,943,220	$3,020,404

Total liabilities	$2,251,516	$2,846,607	$3,162,835

Total shareholders’ equity (deficit)	$492,306	$96,613	$(142,431)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and the financial statements and related notes included elsewhere in this prospectus.

Forward Looking Statements

      Except for historical information, the discussion in this portion of the prospectus contains forward-looking statements that involve substantial risks and uncertainties, such as statements about our plans, expectations, objectives and intentions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “intend,” “future” and similar expressions to identify forward-looking statements. In particular, statements that we make relating to the expected quality of our grapes and wine, the demand for our wines, the popularity of the types of wines we produce and our ability to sell our wines at a profit are forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including as a result of some of the factors described below and in the section of this prospectus titled “Risk Factors.” You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in our Summary of Accounting Policies included with the financial statements beginning on page F-1 of this prospectus.

•	Revenue Recognition and Cost of Sales

We recognize revenue when product is shipped from the vineyard to the distribution warehouse, at which time title transfers to the distributor or other buyer. Revenue from product sold in our tasting room is recognized at the time of sale to the customer.

Amounts billed to our customers for shipping and handling are included in our revenue for financial reporting purposes. Costs for the related shipping and handling expenses have been included in cost of revenue.

From time to time, we pay consideration to a customer for sales incentive offers, discounts, coupons, rebates, slotting fees and cooperative advertising. Such consideration is recognized as a reduction of revenue as incurred.

•	Inventories

Bulk wine and case goods are stated at the lower of average cost or net realizable value. Inventories of supplies are stated at the lower of the first-in, first-out method or market. Costs associated with the current year’s unharvested grape crop are deferred and recognized in the subsequent year when the grapes are harvested. Wine inventories are classified as current assets in accordance with recognized trade practice, although some products will not be sold in the following year.

We write down our inventory for estimated obsolescence equal to the difference between the cost of the inventory and its estimated market value, which is based on historic experience and assumptions about market conditions and expected future demand. If actual market conditions and future demand are less favorable than projected, inventory write-downs may be required.

•	Vineyard development costs

We capitalize internal vineyard development costs prior to the vineyard land becoming fully productive. These costs consist primarily of the cost of the vines and expenditures related to labor and materials to prepare the land, construct vine trellises and maintain the vines prior to production. Amortization of such costs as annual crop costs is done on a straight-line basis for the estimated economic useful life to the vineyard, which is estimated to range from 15 to 35 years.

Declines in the market price of the wines we produce, as well as increased production or capital costs or reduced growth and recovery rates, may render vineyards uneconomic to exploit. If our realized price for the wine we produce were to decline substantially below the recovery level used to determine the viability of any particular growth of vines, there could be material delays in the development of a vintage, increased net losses, reduced cash flow, and asset write-downs in the applicable accounting periods. In addition, the vineyards are susceptible to weather damage, infestation, pest damage, genetic damage, and the effects of poor maintenance. Capitalized vineyard development costs should not be interpreted as assurances of vineyard life or of the profitability of current or future operations. No assurance can be given that the estimate of the amount of grapes or the indicated level of juice recovery from these vines on an annual basis will be realized.

Depreciation of vineyard costs is based on the estimated useful lives of the assets and is computed using straight-line methods. The lives are estimated based upon the type of grape grown, the location and weather conditions in the vineyard area, and industry based knowledge of growth practices. As discussed above, our estimates of recoverability may change, possibly in the near term, resulting in changes to depreciation in future reporting periods.

•	Impairment of Other Long-Lived Assets

Our other long-lived assets consist primarily of property and equipment, and other assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. A vineyard’s assets are evaluated for impairment by comparing its estimated undiscounted cash flows over its estimated life to its carrying value. If the cash flows are not sufficient to recover the carrying value, a loss equal to the difference between the carrying value and the discounted future cash flows of the vineyard is recognized.

      These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the footnotes to our financial statements.

      Management’s estimates of wine sales prices, recoverable vineyard costs, operating costs, and capital cost needs are subject to risks and uncertainties of change affecting the recoverability of our investment in the various company activities. Although management believes it has made a reasonable estimate of these factors based on current conditions and information, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimate of net cash flows expected to be generated from our operating properties and the need for asset impairment write-downs.

Overview

      We currently grow Pinot Noir, Pinot Gris, Pinot Blanc and a limited amount of Riesling grapes on our approximately 150-acre estate in Yamhill County, which lies in the heart of Oregon’s winegrowing region in the Willamette Valley. We primarily produce, market and sell reserve and non-reserve vintage designated premium Pinot Noir, Pinot Gris and Pinot Blanc wines from our grapes under the Yamhill Valley Vineyards brand name. All of the grapes we currently use to produce our wines are grown on our vineyard property. In the future, we plan to continue producing wines from grapes grown on our property or from those grown on property where we have total control of the grape-growing process and is located within 5 miles of our estate. This enables us to designate the wines as estate bottled and to better control the quality of the grapes, which we believe allows us to produce better wines. This, along with other factors, allows us to price our wines in the premium category.

      We produced approximately 7,700 cases (or 92,400 bottles of wine) in 2001 and expect to produce approximately 9,000 cases in 2002 based on the recently-completed harvest. Pinot Noir accounts for approximately 60% of our total wine production, and we expect Pinot Noir to continue to account for one-half to three-quarters of our production. Our revenue and gross margin are affected by how much Pinot Noir wine we produce and sell compared to our white wines. Our Pinot Noir wines generally sell at a higher price than our white wines and yet the cost to produce Pinot Noir wine is only modestly higher than the cost to produce our white wines. Therefore, we usually achieve higher gross margins on sales of our Pinot Noir wines compared to our white wines.

      Of the 95 acres planted at our vineyard, 72 acres are planted with Pinot Noir vines, 12 acres are planted with Pinot Blanc vines, 8 acres are planted with Pinot Gris vines, and 3 acres are planted with White Riesling vines. Of these plantings, approximately 34 acres of Pinot Noir, 8 acres of Pinot Gris, 2 acres of Pinot Blanc and 3 acres of Riesling are in full commercial production with the remaining acres expected to reach full commercial production within the next 4 years. We do not anticipate planting additional acres at the vineyard in the next 5 years. Vines typically start producing grapes in commercial quantities between years 3 and 4 and typically reach full production in the fifth year after planting. When all of our vines are fully mature and producing at commercial levels, which we anticipate to be approximately 2.5 tons per acre for Pinot Noir, 3.0 tons per acre for Pinot Gris, 4.0 tons per acre for Pinot Blanc and 3.0 tons per acre for Riesling, we expect to be able to grow a sufficient number of grapes (approximately 260 tons) to produce approximately 16,000 cases of estate wines by 2006.

      To reach this higher level of production, we will have to expand our winemaking facilities and acquire additional equipment because, with our current winemaking facilities and equipment, we are only able to produce approximately 10,000 cases of wine annually. We plan to use approximately $1,100,000 of the net proceeds from the offering to fund this expansion and equipment acquisition. Because some of these facilities and equipment may come into production before we reach our full grape production, our cost of goods sold may be higher than normal until we reach full production.

      In the future, we plan to further expand production by acquiring additional wineries in Oregon and possibly New Zealand and by purchasing grapes from other vineyards where we control the growing practices. We intend to continue to focus on the Pinot family of wines.

      Our current market is principally in the United States with minimal distribution in Canada and Europe. We sell to distributors, directly to retail outlets such as restaurants, bars and specialty wine shops and to consumers through our tasting room at the winery. Our gross margins are highest on direct sales to retail outlets and our gross margins are lowest on sales to distributors. We plan to expand our sales and marketing efforts using approximately $300,000 of the net proceeds of this offering.

      We had approximately 6,000 cases of bottled wine stored in our warehouse at September 30, 2002. These wines were produced between 1998 and 2000 and are available for shipping as of the date of this prospectus (although we do not intend to release the 2000 vintage of non-reserve Pinot Noir wine until 2003 and the 2000 vintage of reserve Pinot Noir wine until 2004). In addition, we had approximately 2,600 cases of bottled wine and 5,100 cases of bulk wine produced in 2001 in our warehouse at September 30, 2002. Our harvest in October 2002 added approximately 9,000 cases of bulk wine. Substantially all of the costs to produce these wines have been incurred as of the date of this prospectus, and we do not expect to incur any significant additional costs to be able to bottle the 2002 vintage or to distribute and sell all of the wine currently in our warehouse, other than bottling costs.

Results of Operations

      The following table sets forth items from our statements of loss, expressed as a percentage of gross revenue, for the periods indicated:

			Nine Months
	Year Ended		Ended
	December 31,		September 30,

	2000	2001	2001	2002

Gross revenue	100.0%	100.0%	100.0%	100.0%

Cost of goods sold	75.1	97.4	76.7	74.6

Gross margin	24.9	2.6	23.3	25.4

Marketing and promotion	17.2	23.2	21.9	22.8

General and administrative	43.5	56.2	50.0	38.2

Loss on disposal of equipment	4.0	1.7	2.5	—

Operating loss	(39.8)	(78.5)	(51.1)	(35.6)

Interest expense	(24.1)	(42.2)	(43.2)	(43.4)

Other income, net	1.5	1.7	1.9	1.1

Net loss	(62.4)%	(119.0)%	(92.4)%	(77.9)%

The Nine Months Ended September 30, 2002 Compared to the Nine Months Ended September 30, 2001

Sales

      Gross revenue consists of gross sales of our wines, tasting room merchandise, grapes, custom crush services and shipping costs billed to customers, less discounts, returns and sales incentives to distributors. Total gross revenue increased to $306,459 for the nine months ended September 30, 2002, from $231,867 for the nine months ended September 30, 2001. This increase is primarily attributable to an increase in the sales of our bottled wines. Sales of bottled wines increased to $283,022 for the nine months ended September 30, 2002 from $222,080 for the nine months ended September 30, 2001. The difference between gross revenue and sales of bottled wines in each of the periods is primarily attributable to revenue from custom crush services and sales of bulk wines. Revenue from custom crush services and sales of bulk wines increased to $25,754 for the nine months ended September 30, 2002, from $13,046 for the nine months ended September 30, 2001. In the nine months ended September 30, 2002, the number of cases of wine sold increased 21% and the average price per case increased by approximately 5% compared to the nine months ended September 30, 2001. The increase in the average price per case is due to a higher percentage of our total wine sales consisting of Pinot Noir in the nine months ended September 30, 2002 as compared to the nine months ended September 30, 2001. Pinot Noir wine generally is priced higher than Pinot Gris or Pinot Blanc wines.

      For the nine months ended September 30, 2002, wine sales to distributors and to retail outlets represented 43% and 12% of our bottled wine sales, respectively. For the nine months ended September 30, 2001, wine sales to distributors and to retail outlets represented 54% and 2% of our bottled wine sales, respectively. Sales of wine from our tasting room accounted for 45% of wine sales for the nine months ended September 30, 2002 and 2001. Bottled wine sales to distributors were $120,518 for the nine months ended September 30, 2002 and $119,704 for the nine months ended September 30, 2001. While our total bottled wine sales increased in the nine months ended September 30, 2002 from the nine months ended September 30, 2001, wine sales to distributors as a percentage of total wine sales declined because of a significant increase in direct sales to retail outlets.

      The percentages of cases sold in the nine months ended September 30, 2002, attributable to our Pinot Noir, Pinot Gris and Pinot Blanc wines, were approximately 59%, 32% and 6%, respectively, as compared to approximately 56%, 27% and 10%, respectively, in the corresponding period in 2001. Sales of Riesling accounted for approximately 3% and 7% of cases sold in 2002 and 2001, respectively. We expect Pinot Noir and Pinot Blanc will constitute a higher percentage of our sales in the future.

Cost of Goods Sold

      Cost of goods sold includes the costs of bottled wines inventory sold, excess shrinkage and spillage costs incurred, the cost of freight-out and inventory write-downs to net realizable value. Direct and indirect crop maintenance, harvesting, wine processing and production costs are accumulated and transferred to bulk wine inventories at the completion of each annual harvest. The bulk wine costs are accumulated with packaging costs and transferred to bottled wine inventory when the wine is bottled and ready for sale. Not all bottled wine is immediately distributed for sale after bottling as it is our practice to age a portion of inventories, principally the Pinot Noir wines, for more than one year.

      Cost of goods sold increased to $228,577, or approximately 75% of gross revenue in the nine-month period ended September 30, 2002, from $177,898 or approximately 77% of gross revenue, in the corresponding period in 2001. The increase in the cost of goods sold is primarily due to an increase in the number of cases sold. As a percentage of gross revenue, the cost of goods sold declined for the nine months ended September 30, 2002 from the nine months ended September 30, 2001 primarily because our average sales price increased by approximately 5%.

      For the nine months ended September 30, 2002, the cost of bottled wine inventory sold was approximately 54% of gross revenue compared to approximately 58% of gross revenue for the nine months ended September 30, 2001, primarily due to an increase in the average sales price per case offset by an increase in the average cost per case of wine sold. The increase in cost per case is the result of selling more cases of 2000 vintage wines as compared to other vintages. Our 2000 harvest was smaller than previous or subsequent harvests due to weather-induced inadequate pollination, resulting in only partial clusters of grapes, and, as a result, there were fewer gallons of wine produced to spread over a relatively consistent amount of accumulated crop costs.

      Losses in the volume of wine attributable to shrinkage, evaporation and spillage as a percentage of bulk wine produced amounted to approximately 10% in the nine months ended September 30, 2002 and September 30, 2001. We expect shrinkage and spillage loses to remain at approximately the same levels in the future.

Operating Expenses

      Operating expenses include all costs not allocable to inventory production, including marketing and promotion, general and administrative and losses on disposal of property, plant or equipment.

      Marketing and promotion expenses include the cost of wine used for promotional purposes, such as community events, fund raising for charities, and hosted events held at our retail facility. Marketing and promotion also includes fees for participation in festivals and wine competitions, print media advertising and payroll costs. Marketing costs increased to $69,978 for the nine months ended September 30, 2002 from $50,694 for the nine months ended September 30, 2001. The cost of wine used for promotional purposes and commissions paid to a distributor increased to $32,177 for the nine months ended September 30, 2002 from $15,000 for the nine months ended September 30, 2001 and are the primary reasons for the increase in marketing and promotion expenses. Commissions increased primarily because in order to transfer certain wine from one distributor to another distributor who was able to sell the wine we had to pay a commission to both distributors. We held more events at our retail facility in 2002, causing an increase in the number of cases of wine used for promotional purposes. We expect our total marketing and promotion expenses to increase as our wine production increases.

      General and administrative costs increased to $117,175 for the nine months ended September 30, 2002 from $115,820 for the nine months ended September 30, 2001, an increase of 1%. We expect our general and administrative costs to increase following the completion of this offering.

      During the nine months ended September 30, 2001, for no consideration, we disposed of older winery and vineyard equipment with a net remaining basis of $5,782. This was a nonrecurring item in 2001, and we do not expect similar losses to occur in subsequent periods.

Interest Expense

      Interest expense increased to $133,131 for the nine months ended September 30, 2002 from $100,117 for the nine months ended September 30, 2001. We have historically funded operational shortfalls and capital improvements by borrowing from our majority shareholder. In 2001, we also borrowed funds from two company executives. In addition to the interest attributable to our bank loans, interest expense attributable to borrowing from our majority shareholder and a company executive increased to $106,288 for the nine months ended September 30, 2002, from $77,305 for the nine months ended September 30, 2001. This increase is attributable to the increased borrowing from these individuals as the average principal balance outstanding increased to $1,382,211 for 2002 from $1,047,211 for 2001. All related party notes accrue interest at 10%. The Company paid $1,226 in accrued interest on related party notes during the nine months ended September 30, 2002 and none in the nine months ended September 30, 2001. Accrued interest payable to related parties increased to $844,504 at September 30, 2002 from $715,755 at September 30, 2001. Upon the completion of this offering, the funds borrowed from our majority shareholder and the company executives will be repaid or converted into shares of our common stock. Thus, after the completion of this offering, we will no longer incur any interest expense attributable to these borrowings. Interest expense on bank loans and vendor finance charges remained relatively constant at $37,231 for the nine months ended September 30, 2002 as compared to $38,182 for the nine months ended September 30, 2001.

Other Income, net

      Other income consists primarily of rental income we receive on a home on the vineyard property that declined to $3,358 for the nine months ended September 30, 2002 from $4,500 for the nine months ended September 30, 2001. We rent rooms in the home to an employee and a limited number of contract labor workers during certain months of the year. The reduced rent in the 2002 period is because fewer rooms were rented and the rental period was shorter.

The Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Sales

      Gross revenue declined to $332,253 in the year ended December 31, 2001, from $439,112 in the year ended December 31, 2000. This decrease is attributable primarily to a decline in the sales of our bottled wines. Sales of bottled wine declined to $291,683 for the year ended December 31, 2001, compared to $418,528 for the year ended December 31, 2000. The difference between gross revenue and sales of bottled wines in each of the periods is primarily attributable to revenue from custom crush services and sales of wine grapes. Revenue from custom crush services and sales of wine grapes increased to $44,841 in 2001 from $26,493 in 2000. In the year ended December 31, 2001, we sold 40% fewer cases of wine than we did in the year of 2000. For the year ended December 31, 2001, wine sales to distributors and to retail outlets represented 53% and 1% of bottled wine sales, respectively. For the year ended December 31, 2000, wine sales to distributors and to retail outlets represented 62% and 0% of bottled wine sales, respectively. Sales of wine from our retail tasting room accounted for 46% and 37% of wine sales in the year ended December 31, 2001 and 2000, respectively. Gross sales to distributors were $153,375 for the year ended December 31, 2001 and $260,692 for the year ended December 31, 2000. Declines in gross sales and in cases of wine sold was due to a limited inventory of wine released for sale in 2001 compared to 2000. The more limited release was due to the fact that in 1999 we produced fewer grapes in our vineyard and, accordingly, produced less wine from the 1999 vintage.

      The percentages of cases sold attributable to our Pinot Noir, Pinot Gris and Pinot Blanc wine were approximately 57%, 28% and 10%, respectively, in the year ended December 31, 2001, as compared to 52%, 34% and 7%, respectively, in the corresponding period in 2000. Sales of Riesling accounted for approximately 7% and 5% of cases sold in 2001 and 2000, respectively.

Cost of Goods Sold

      Cost of goods sold increased to $323,662, or approximately 97% of gross revenue in the year ended December 31, 2001, from $329,556 or approximately 75% of gross revenue, in the corresponding period in 2000. The increase in cost of goods sold is due to the write-down of $88,461 of certain inventory items to net realizable value during the year ended December 31, 2001. Cost of goods sold prior to the write-down declined to $235,201, or 71% of gross revenue in the year ended December 31, 2001, from $329,556, or 75% of gross revenue in the year ended December 31, 2000. The decline in cost of goods sold prior to the write-down is primarily due to reduced sales volume and a reduction in wine lost in the aging and bottling processes.

      For the year ended December 31, 2001, the cost of bottled wine inventory sold was 52% of gross revenue compared to 55% of gross revenue for the year ended December 31, 2000. The average cost per case of wine sold increased 13% for the year ended December 31, 2001, over the same period in 2000. The increase in cost per case is the result of selling more cases of 2000 vintage wines as compared to other vintages. In 2001, 20% of our sales were of our 2000 vintage, compared to none in 2000. Our 2000 harvest was smaller than previous or subsequent harvests due to weather-induced inadequate pollination resulting in only partial clusters of grapes, and, as a result, there were fewer gallons of wine to spread over a relatively consistent amount of accumulated crop costs. No 2000 vintage wines were sold in 2001 as wines generally are not available for sale until at least 18 months after harvest of the grapes.

      Losses in the volume of wine attributable to shrinkage, evaporation and spillage as a percentage of bulk wine produced amounted to approximately 10% for the years ended December 31, 2001 and 2000. We expect shrinkage and spillage loses to remain at approximately the same levels in the future.

      In 2001 we determined that a portion of our production from our 2001 vintage was below the quality we expect of our wines. As a result, we marketed this wine to distributors and wholesalers for bottling under their private labels. Based on a firm commitment for 15% of this wine, we took a charge to reduce all of this lower quality wine inventory to its estimated net realizable value. The impact of this adjustment was a charge of $65,000 in 2001. We also determined that certain bottled wines held in inventory were not saleable. As a result, we wrote off the value of this wine in 2001, a charge amounting to $23,461. In 2001, these write-downs represented approximately 27% of the total cost of goods sold. We do not expect to incur similar write downs for the year ended December 31, 2002.

Operating Expenses

      Our operating expenses declined to $269,715 for the year ended December 31, 2001 from $284,376 for the year ended December 31, 2000, a decrease of approximately 5%. The decrease is primarily the result of a smaller loss from disposal of equipment used in operations.

      Marketing and promotion costs increased to $77,233 for the year ended December 31, 2001 from $75,446 for the year ended December 31, 2000. This increase is primarily due to payroll costs increasing by $5,480 to $33,764, offset by a reduction of $6,000 of the cost of wine used for promotional events.

      General and administrative costs declined to $186,700 for the year ended December 31, 2001 from $191,172 for the year ended December 31, 2000, a decrease of 2%. The decrease is primarily due to reductions in professional fees to $3,335 for the year ended December 31, 2001 from $8,413 for the year ended December 31, 2000 and reductions in travel expense to $1,600 in the year ended December 31, 2001 from $5,572 in the year ended December 31, 2000, offset by small increases in various other general and administrative costs.

      Gains or losses on the sale or disposal of property, plant and equipment are included in operating expenses. During both 2001 and 2000, we disposed of oak barrels and older winery and vineyard equipment. The net remaining basis of these disposals was $5,782 in 2001 and $17,758 in 2000. There were no proceeds received on these disposals. We had no similar disposal losses in 2002 and do not expect them to recur in future periods.

Interest Expense

      Interest expense increased to $140,225 for the year ended December 31, 2001 from $105,651 for the year ended December 31, 2000. We have historically funded operational shortfalls and capital improvements by borrowing from our majority shareholder. In 2001 we also borrowed funds from a company executive. Interest expense attributable to borrowing from our majority shareholder and a company executive increased to $101,841 for the year ended December 31, 2001, from $63,101 for the year ended December 31, 2000. This increase is attributable to the increased borrowing from these individuals as the average balance outstanding increased to $1,124,711 for the year ended December 31, 2001 from $782,211 for the year ended December 31, 2000. All related party notes accrue interest at 10%. The Company paid $849 in accrued interest on related party notes during the year ended December 31, 2001 and none in the year ended December 31, 2000. Accrued interest payable to related parties increased to $741,129 at December 31, 2001 from $639,629 at December 31, 2000. Interest expense on bank loans and vendor finance charges increased to $56,289 in the year ended December 31, 2001 from $54,927 for the year ended December 31, 2000, primarily as a result of a higher average balance on our line of credit outstanding in 2001.

Other Income, net

      Other income consists primarily of rental income we receive on a home on the vineyard property and declined to $5,656 for the year ended December 31, 2001 from $6,741 for the year ended December 31, 2000. We rent rooms in the home to an employee and a limited number of contract labor workers during certain months of the year. The reduced rent is because fewer rooms were rented and the rental period was shorter.

Liquidity and Capital Resources

      We have sustained operating losses, totaling $1,996,572 through December 31, 2001 since our inception in 1983. Through September 30, 2002, we incurred an additional loss of $239,044, and we expect to incur a loss for the entire year ended December 31, 2002.

      Historically, our primary source of cash flow and liquidity has come from borrowings from our majority shareholder and our bank loans. During the nine months ended September 30, 2002, our sources of cash flow and liquidity came primarily from borrowings from two of our executives.

      At September 30, 2002 we had working capital of $799,565, as compared to $841,257 at December 31, 2001 and $867,685 at December 31, 2000. Contributing to our working capital is inventory, of which 50% of our September 30, 2002 balance of $1,249,305 was available for sale as of September 30, 2002.

      Our statements of cash flows for the periods indicated are summarized below:

			Nine Months Ended
	Year Ended December 31,		September 30,

	2000	2001	2001	2002

Net cash used in operating activities	$(117,071)	$(372,407)	$(239,553)	$(46,499)

Net cash used in investing activities	(332,623)	(198,818)	(167,000)	(55,941)

Net cash provided by financing activities	398,086	571,425	406,753	101,779

      Net cash used in operating activities was $46,499 for the nine months ended September 30, 2002 and $239,553 for the nine months ended September 30, 2001. The decrease in cash used in operating activities in the nine months ended September 30, 2002 is primarily due to an increase in accounts payable and other accrued expenses of $101,919 for the period as compared to a decrease in accounts payable and accrued expenses of $57,717 in the corresponding period in 2001. Overall, changes in working capital contributed $132,737 in cash from operating activities for the nine months ended September 30, 2002 as compared to changes in working capital using $88,863 in cash for the nine months ended September 30, 2001. Net cash used in operating activities was $372,407 for the year ended December 31, 2001 and

$117,071 for the year ended December 31, 2000. The increase in cash used in operating activities in the year ended December 31, 2001 is primarily due to an increase in inventory of $195,836 before a non-cash charge for inventory impairment of $88,461 as compared to an increase in inventory of $91,736 for the year ended December 31, 2000. Changes in working capital used $149,232 in cash for the year ended December 31, 2001 as compared to changes in working capital providing $60,309 in cash flow for the year ended December 31, 2000.

      We anticipate that our cash flow from operating activities will improve in future years due to an increase in the number of cases of wine we are able to sell as a result of increased wine production from maturing vines, expansion of our winemaking facilities and increased sales and marketing efforts, partially offset by inventory increases.

      Net cash used in investing activities was $55,941 for the nine months ended September 30, 2002 and $167,000 for the nine months ended September 30, 2001. Cash used in investing activities was primarily used for investment in vineyard development and equipment in both periods. Cash used for investment in vineyard development and equipment was $49,512 and $131,366 in the nine month periods ended September 30, 2002 and 2001, respectively. Additionally, cash used for advances to employees amounted to $6,429 and $35,634 in the nine month periods ended September 30, 2002 and 2001, respectively. Net cash used in investing activities was $198,818 for the year ended December 31, 2001 and $332,623 for the year ended December 31, 2000. Cash used for investment in vineyard development and equipment was $162,730 and $303,750 for the year ended December 31, 2001 and 2000, respectively. In addition to vineyard development and the purchase of wine barrels, we completed our investment in a second phase of a drip irrigation system in 2000. Cash used for advances to employees amounted to $36,088 and $28,873 for the years ended December 31, 2001 and 2000, respectively. Cash advanced to employees is primarily an advance for vineyard development on property owned by an employee but managed by us. These advances will be repaid by the sale of grapes to us.

      Upon the successful completion of this offering, we intend to expand our facilities to increase our winemaking and storage capacity. We expect those capital expenditures to increase net cash used for investing activities in 2003. Subject to the risk factors and other contingencies identified in this prospectus, we expect production in each of the next three years to increase steadily until we reach a production level of approximately 16,000 cases in 2006.

      Net cash provided by financing activities was $101,779 for the nine months ended September 30, 2002 and $406,753 for the nine months ended September 30, 2001. Borrowings from related parties provided $120,000 in cash from financing activities for the nine months ended September 30, 2002 as compared to $240,000 for the corresponding period in 2001. Additionally, net borrowings on our line-of-credit provided $177,000 in cash for the nine months ended September 30, 2001. Net cash provided by financing activities was $571,425 for the year ended December 31, 2001 and $398,086 for the year ended December 31, 2000. Borrowings from related parties provided $395,000 in cash for the year ended December 31, 2001 and $290,000 in cash for the corresponding period in 2000. Net borrowings on our line-of-credit provided $177,000 in cash during 2001 and $123,000 in cash during 2000. Repayments of long-term debt used $17,451 and $21,174 in cash during 2001 and 2000, respectively.

      We have funded operating deficits and capital improvements primarily through loans from our majority shareholder, which indebtedness totaled $1,127,211 in principal and $822,579 in accrued interest at September 30, 2002. The principal accrues interest at 10% per annum. These loans mature on January 2, 2004. Upon completion of this offering, $500,000 of the loans will be retired from the proceeds of this offering. The remaining balance of the principal and interest (approximately $1,400,000) will be converted into shares of our common stock at a conversion price equal to the initial public offering price at the closing.

      We have also received a loan, totaling $315,000 in principal and $21,925 in accrued interest at September 30,2002 from two officers, David Anderson and Elizabeth Wilson. Mr. Anderson is our Senior Vice President, Operations and his wife, Ms. Wilson, is our Vice President, Finance. We intend to retire this debt from the proceeds of this offering.

      In addition, we have funded a portion of our operating deficits through proceeds under a term loan and a bank line-of-credit, both from U.S. Bank of Oregon. The term loan obtained in December 1999 under a business assistance program administered by the United States Department of Agriculture is due and payable on January 9, 2015, requires semi-annual principal and interest payments of $26,340 and had an outstanding balance of $416,444 at September 30, 2002. The line-of-credit, totaling $300,000, was fully utilized at September 30, 2002. The interest is equal to the lender’s index plus 3% (7.75% at September 30, 2002) and is due and payable on March 31, 2003. These loans are secured by a first priority security interest in all of our assets.

      Subsequent to September 30, 2002, unrelated private lending parties loaned us $400,000 to fund working capital needs and the expenses involved in preparing this offering. This debt accrues interest at a rate of 12% per annum and is due and payable at the earlier of the completion of this offering or September 30, 2003. The loan is personally guaranteed by our majority shareholder and is secured by a subordinate position of winery real estate and other property and equipment. As additional consideration for this loan, we granted the lending parties warrants to acquire up to 80,000 shares of our common stock at an exercise price of $.001 per share, the exact number of shares to be issued upon exercise of the warrant being equal to $400,000 divided by the higher of the per share price of this offering or $5.00 (66,668 shares assuming an initial public offering price of $6.00 per share). We expect that these warrants will be exercised simultaneously with the closing of this offering.

      At September 30, 2002, we had no material commitments for capital expenditures. As indicated elsewhere in this prospectus, however, we plan to use approximately $1,100,000 of the net proceeds from this offering to expand our facilities over the next year.

      We currently anticipate that cash flow from operations, proceeds from this offering after repayment of indebtedness, expansion of our winemaking and storage operations, the investigation of possible acquisitions as described under “Use of Proceeds,” and borrowings which we anticipate will be available under a new credit facility will be sufficient to meet our presently anticipated capital needs for at least the next 5 years, but may be insufficient to provide funds necessary for any future acquisitions we may make, whether during the next 24 months or thereafter. To the extent that we require additional funds, whether for acquisitions or otherwise, we may seek additional debt or equity financing. Such financing may not be available to us on terms that are acceptable to us, if at all, and any equity financing may be dilutive to our shareholders. To the extent that we obtain additional debt financing, our debt service obligations will increase and the relevant debt instruments may, among other things, impose additional restrictions on our operations, require us to comply with additional financial covenants or require us to pledge assets to secure our borrowings.

Seasonal and Inflationary Influences

      We have historically experienced and expect to continue experiencing seasonal and quarterly fluctuations in our net revenue, gross profit, and net income. Sales volume tends to increase in advance of holiday periods, before price increases go into effect, and during promotional periods, which generally last for one month. In particular, we expect, absent materially adverse economic or counter-acting events, that our second and third quarters ending June 30 and September 30, respectively, will benefit from increased orders by retailers and from sales generated in our tasting room. To date, we have not been materially impacted by inflationary influences.

Quantitative and Qualitative Disclosures About Market Risk

      We currently are exposed to financial market risks from changes in short-term interest rates as our outstanding line-of-credit agreement is variable in nature with interest rates that fluctuate with the prime rate. Based on our current aggregate variable debt level, we believe that the prime rate would have to increase significantly for the resulting adverse impact on our interest expense to be material to our expected results of operations for fiscal 2002, and possibly beyond. However, in the future, we may increase the level of our variable rate debt, which could increase our exposure to these market risks.

Recent Accounting Pronouncement

      On July 30, 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 replaces the prior guidance that was provided by EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We currently believe that the adoption of SFAS No. 146 will not have a material impact on the financial statements.

BUSINESS

Overview

      We produce, market and sell premium wines under the Yamhill Valley Vineyards brand name. Our winemaking is dedicated primarily to the cool-climate Pinot family of grapes: Pinot Noir, Pinot Gris and Pinot Blanc. We also produce a limited amount of Riesling wine that we sell exclusively at our tasting room.

      Located on an approximately 150-acre estate in Yamhill County, which lies in the heart of Oregon’s winegrowing region in the Willamette Valley, our vineyard was first planted in 1983 and our winery facility was constructed in 1985, opening to the public in 1986. Using grapes purchased from another vineyard, we produced our first wines in 1983. As our vineyard matured, in 1988, we became an estate-grown operation, meaning we produce wines only from grapes grown on our property or from grapes grown on property over which we have complete control of the growing practices and located within 5 miles of our estate. In 1986, we released approximately 1,500 cases of 1983 Pinot Noir. In 2001, we grew and harvested 135 tons of grapes, producing approximately 7,700 cases of wine, or 92,400 bottles of wine. In 2002, we grew and harvested approximately 157 tons of grapes and expect to produce approximately 9,000 cases of wine, or 108,000 bottles of wine, for future sale.

      Our 1983 Pinot Noir, made from non-estate grown grapes, was the first place preference in the 1985 Oregon Pinot Noir/French Burgundy Challenge at the International Wine Center in New York City. This competition helped further establish that quality Pinot Noir wines produced in Oregon could compete favorably with the best Pinot Noir wines produced in Burgundy, one of the most famous wine-producing areas in the world. In 1987, that tasting was repeated and, once again, our 1983 Pinot Noir was the first place preference. In September 1996, our 1994 Pinot Noir was rated the fourth best Pinot Noir in America by the Wine Enthusiast magazine.

      As of the date of this prospectus, we have approximately 55.5 acres of our estate in full production and approximately 39.5 acres that will come into full production during the next 4 years. The remainder of our estate is not expected to be planted with grapes or is dedicated to our winemaking facilities and tasting room. As our vines further mature and come into full production and as we complete improvements to our winemaking facilities, we expect to produce approximately 16,000 cases of estate-grown premium red and white wine by 2006.

      We plan to further expand production over the next 5 years by acquiring additional wineries in Oregon and possibly New Zealand and by purchasing grapes from other vineyards where we control the growing practices. We expect our focus to remain with the Pinot family of wines.

Our market

Market overview

      A 2001 report by World Wine Market LLC stated that Americans spent over $20 billion on wine in 1999, an increase of more than 13% over 1998. This made the United States the third largest wine market in the world, behind France and Italy.

      As a result of changing consumer preferences and several studies suggesting various health benefits from the moderate consumption of red wine, the vast majority of the recent growth in the wine industry has been in the sales of red wine. Industry analysts estimate that red wine consumption as a percentage of overall wine consumption in the United States increased from 35% in 1994 to 42% in 1997 and 50% in 2000.

Wine varietals

      By federal standards, wines in the U.S. made from 75% of a single grape variety, such as Pinot Noir, are referred to as varietal. The State of Oregon requires 90% of a single grape variety before the resulting wine may be called a varietal. Wines made from blends of grape varieties and from different years are non-varietals and non-vintage. While certain high quality wines are non-varietal, most non-varietal wines, which represent the largest category of wine sold in the United States, are considered to be lower quality wines. Studies by the Wine Market Council show that the first consideration for consumers in purchasing wines is the varietal designation followed by price, brand and the region where the wine was produced.

Growing regions

      The varieties of wine producing grapes that can be grown on a particular site are determined predominantly by the site’s climate and soil type. Matching the grape’s growing requirements to the climatic region and site results generally in better quality grapes and, accordingly, better quality wines. Examples of warm climate grape varieties include Cabernet Sauvignon, Merlot, Sauvignon Blanc, Chardonnay and Semillon. Examples of cool climate grapes include Pinot Noir, Pinot Gris, Pinot Blanc and Riesling.

      Oregon’s climate is generally regarded as cool, although certain areas in Oregon have warmer micro-climates. Growing conditions, including micro-climates, are affected by a vineyard’s elevation, orientation to the sun and other geographic factors.

      The quality of a wine develops from optimal ripeness or fruit maturity. Ripeness or fruit maturity comes from the convergence of many factors, including the length of and weather conditions during the growing season, the type of soils in which vines are planted, the elevation of the vineyard, sun exposure of the fruit, the pruning methods used in growing the fruit and the trellising system on which the vines are grown. The impact of each of these factors on the grapes’ ripeness and maturity depends in part on the grape varietal. Thus, a successful winegrower must select the correct grape varietal based on the location of the vineyard to optimize each of these factors.

      To illustrate, one of the characteristics looked for in quality wines is a balance of sugar, acidity, tannins (elements in red wine that enhance the aging process) and other factors. Pinot Noir grown in warmer climates will often accumulate excessive sugar before flavor and tannin ripeness occur, resulting in an unbalanced, alcohol-heavy wine.

      There are only a few regions in the world that have all the necessary elements to grow the highest quality grapes of the Pinot family. The Willamette Valley of Oregon is one of these regions. Predominant among some of the other regions are the Burgundy region in France, certain coastal sites in California, a limited number of sites in Australia, and several areas in New Zealand.

Oregon wine industry

      Oregon is a relatively new wine-producing region in comparison to other states such as California, and foreign countries, such as France and Italy. Straddling the temperate 45th North Latitude, as do the prominent wine-growing regions in France, it offers good conditions for the production of high quality grapes. According to the Oregon Wine Advisory Board and the Oregon Department of Agriculture, there were 195 commercial wineries licensed in Oregon in 2001 and over 11,100 acres of wine grape vineyards, 8,800 acres of which were harvested, ranking Oregon second in the number of U.S. wineries and fourth for production output in the United States. Oregon wine sales in 2001 totaled 1,082,058 cases for estimated sales of $195 million. This represented an increase in sales of Oregon wines since 1991 of 331%. Of the Oregon wine sales, approximately 54% were sold in state in 2001, with approximately 7% sold in Washington State, approximately 34% sold to other U.S. markets, and the remainder to foreign countries, of which Canada and European countries, other than the U.K. and France, were the primary markets.

      Although there were an estimated 39 varietal wines produced statewide, approximately one-half of the Oregon vineyards are planted with Pinot Noir. The percentage planted with Pinot Noir is even higher (approximately 72%) in Yamhill County, which contains the most wineries in Oregon. The other dominant varieties planted in Yamhill County are Pinot Gris and Chardonnay followed by Pinot Blanc and Riesling.

      We believe that these trends reflect the trends in general wine preference, both in the U.S. and the rest of the world, and in the specific markets we address. We expect red wine consumption to continue to grow and demand for Pinot Noir to grow as well.

Our wines

      We produce Pinot Noir, Pinot Gris, Pinot Blanc and a limited amount of Riesling premium varietal wines. The grapes used in the production of our wines are estate grown. All of our wines are designated by the year in which the grapes used to produce the wines were harvested and fermented, called the vintage. Our winemaker may set aside a small amount of a particular vintage, apply different winemaking, blending and aging techniques and label that wine a reserve. There are several factors that go into a reserve designation including the quality of the growing season, the yield from a particular block in the vineyard, the mix of different clones of vines in the blend from certain soil types, the barrel aging process, and selection of the final blend of wines from different barrels.

      The following table sets forth our wine production for the 2001 and 2002 vintages. The following information is presented in terms of “equivalent” number of cases. The precise number of cases produced in 2001 and 2002 is not known at this time because these vintages are still being aged in barrels and tanks.

	2001		2002

	Equivalent		Equivalent		Average Retail
	Number of		Number of		Bottle Price
	Cases	% of Total	Cases	% of Total	for 2001-02

Red table wines

Pinot Noir	3,800	49.0	4,100	45.7	$20-30
					Estimated

Pinot Noir Reserve	1,200	15.4	1,665	18.5	$25-40
					Estimated

Pinot Noir Reserve Select	0	0	120	1.4	$50-75

White Table Wines

Pinot Gris	560	7.2	228	2.5	$12-14

Pinot Gris Reserve	253	3.3	900	10.0	$16-20

Pinot Blanc	1,396	18.0	1,212	13.5	$10-12

Pinot Blanc Reserve	59	0.8	300	3.3	$14-20

Riesling	491	6.3	456	5.1	$14-16

      Our red wines are aged primarily in French oak barrels before they are bottled. Generally, white wines are aged between six and nine months, and red wines are aged between nine and eighteen months, after harvest. The wine is then bottled and stored for further aging. Our white wines typically are released for sale approximately one year after bottling while our red wines typically are released for sale approximately two to three years after bottling. Reserve red wines are typically held an additional year before release.

The vineyard and our winemaking practices

      Pinot Noir is our primary grape. It is a difficult grape to grow, requiring just the right conditions and handling to produce a high quality Pinot Noir wine. The taste of a Pinot Noir wine generally reflects the place where it is grown. Even when the type of grapes, the trellis and vineyard practices are identical, the wines can be very different based on characteristics of the soil in which the vines are grown.

      The Pinot Gris grape is a derivative of the Pinot Noir grape. It is known in Europe by many different names and is planted in many countries. It is not grown heavily in the U.S., however, except in Oregon, where it trails Pinot Noir as the second most popular varietal. Although the grape itself has a dark red skin, the skin is removed in processing before fermentation, thus producing a white wine that may retain a slight salmon color.

      Pinot Blanc is another member of the Pinot family of wines propagated from a derivative of Pinot Gris and is a white wine grape increasing in popularity.

      Our vineyards are planted on four distinct soil types on south facing rolling hills of elevations not exceeding 600 feet above sea level. Of the 95 planted acres, 72 acres are in Pinot Noir, 12 acres are in Pinot Blanc, eight acres are in Pinot Gris and three acres are planted with White Riesling. We employ a variety of vine spacings, trellis systems, irrigation strategies, rootstocks and selections of different clones of grapes to take full advantage of our site.

      Our vineyard is predominantly cane pruned, where all the previous year’s growth is removed back to the trunk and two canes are selected for next year’s growth. During the growing season, we actively manage the leaves that make up the canopy of the vine, opening it up in some sites and keeping it covered in others. We are able to adjust for the amount of rain we receive with our drip irrigation system. We harvest all of our grapes by hand as is typical in Oregon and throughout the world for Pinot Noir and related varieties of grapes.

      After the grapes are harvested, they are loaded onto a conveyor belt for quality control inspection and then dropped into a stemmer/crusher for destemming. From there, Pinot Noir grapes are loaded into open top 1.5 ton or 5 ton fermenting tanks, where they are mixed with commercial yeast to begin the fermentation process. Pinot Gris and Pinot Blanc grapes are destemmed and immediately separated from their skins and the juice is pumped into 1,000 to 5,000 gallon stainless steel tanks for fermentation.

      At the completion of fermentation in approximately five to ten days, the Pinot Noir skins and seeds and wine are removed from the fermenting tanks and placed into the press, where the sediments are separated from the wine. The wine is then pumped into French oak barrels for aging until bottling, which typically occurs between nine and eighteen months. Our white wines typically remain in the stainless steel tanks until they are bottled, which typically occurs between six and ten months, although reserve white wines are aged in oak barrels during some of this time before bottling.

      We inspect all of our barrels each week, taste the wine, add wine to compensate for evaporation and track the progress of each block, clone and other variations. As the wines mature, we continue to extensively taste and consider blending the various barrels. Prior to bottling, we may adjust various characteristics in the wine and clarify or filter the blends as needed. We bottle our products in our on-site bottling facility where they are filled, corked, foiled, labeled and placed in cases. The cased wine is then moved to our cased-goods warehouse for 6 to 24 months bottle aging before release.

Marketing and distribution

      All of our wines are retail priced above $10 per bottle.

      We sell our wines through independent distributors, directly from our tasting room at the winery, by mail in the United States where permitted by law, and directly to restaurants and other licensed resellers. Our distributor network, consisting of approximately twenty distributors in the United States, two distributors in Canada, one in the United Kingdom and one in Sweden, has always been our primary distribution channel and will continue to be critically important in the future. In 2001, sales to our distributors accounted for approximately 46% of our total sales, of which two distributors accounted for approximately

28% of our total sales. For the nine months ended September 30, 2002, our top two distributors accounted for approximately 26% of our total sales.

      Our distributors generally resell our wines to selected restaurants, specialty wine shops and other retail outlets in approximately 20 states throughout the U.S., as well as in Canada, the United Kingdom and Sweden. In the year ended December 31, 2001 and for the nine months ended September 30, 2002, domestic sales made up approximately 99% of our total sales. We generally concentrate our marketing efforts in metropolitan areas where premium wines have traditionally garnered a significant portion of the alcoholic beverage market, with New York City and other eastern metropolitan areas representing a significant portion of our total wine sales other than through our tasting room.

      Sales out of our tasting room at the winery are also very important and are dependent, to a great extent, on the tourism industry. In the year ended December 31, 2001, approximately 41% of our sales were made directly to consumers who visited our winery. For the nine months ended September 30, 2002, tasting room sales accounted for approximately 42% of our total sales.

      We rely primarily on word-of-mouth recommendation, positive reviews in various publications, select wine competitions, wine festivals, advertising, our website and other company-sponsored promotional activities in order to increase public awareness of our wines. Following this offering, we expect that our shareholders, who will receive special discounts and wine buying credit if they own a minimum number of shares, could become a valuable source of future sales.

      We intend to use a portion of the net proceeds of this offering to expand our marketing and sales efforts, including an increase in our direct sales force. We plan to hire a full-time marketing professional devoted strictly to the marketing of our wines in Oregon. We believe that, as a result, our wines will receive more local shelf space, restaurant wine list inclusion, and other exposure, thus expanding sales in Oregon. In addition, we plan to hire a full-time marketing director for the national and international markets, coordinating with distributors and others to maximize sales of our wines.

Competition

      The popularity of the Pinot family of wines has resulted in a substantial increase in the number of producers of Pinot wines as well as the number of acres dedicated to growing Pinot grapes in the United States as well as other parts of the world.

      The segments of the wine industry in which we operate are intensely competitive and highly fragmented. Some of the competitive factors in the market for premium wine are:

•	access to distribution channels

•	product quality

•	brand recognition

•	price

      We have traditionally competed with producers of high-quality wines of the Pinot family in the states of California and Oregon and, to a lesser extent, in France and Italy. Such competing wineries include Archery Summit Winery, Willakenzie Estate Winery, Rex Hill Vineyards, King Estate Winery and Ken Wright Cellars.

      We also face competition in the distribution of our wines. Wine distribution channels have been characterized in recent years by rapid change, including consolidation of distributors. Additionally, our distributors often offer wines which directly compete with our wines for shelf space and the customers’ dollar.

      We also compete with popular low-priced “generic” wines and with beer and other alcoholic beverages both for demand and for access to distribution channels.

Properties

      Our winery estate consists of approximately 150 acres, of which approximately 115 acres are suitable for growing grapes. We have 95 acres currently planted, with approximately 55.5 acres currently producing grapes in commercial quantity and the remaining approximately 39.5 acres coming into full productivity within the next three to four years. We have no current plans to plant any of the remaining 20 acres suitable for growing grapes. The remaining 35 acres are used for our tasting room, winemaking facilities, warehouse, equipment storage and roads, along with orchards, forest and open fields.

      Our facilities include the winemaking facilities, tasting room and offices, a warehouse, a shop, a machine shed and a guest house. Our tasting room, to which is also attached our administrative offices and our winemaking and bottling facilities, is approximately 1,600 square feet. In addition to displaying wines and other products, the tasting room includes outdoor deck spaces for parties and a small kitchen. We intend to use a portion of the proceeds from the offering to expand the deck space, thereby allowing us to hold more and larger private gatherings. Our offices occupy approximately 1,000 square feet upstairs from the tasting room.

      Our winemaking facility currently consists of approximately 4,500 square feet of space where we store our barrels of aging wine and locate our testing equipment and laboratory, some storage tanks and our bottling operations. Adjoining this facility is approximately 1,000 square feet of open space containing our stainless steel fermenting and aging tanks and our crushing equipment. We intend to use a portion of the proceeds of the offering to buy additional fermenting tanks, to increase the barrel storage facility and to acquire certain other equipment. Other proposed uses of a portion of the proceeds of the offering include expansion of our grape crushing facility, upgrading bottling operations, improvements to roadways, parking and outside tasting and picnic areas. Equipment additions include the addition of twenty 5-ton fermentors and several storage tanks with associated catwalks, and support equipment, and some vineyard equipment including a new tractor and truck.

      Our wine storage warehouse is approximately 3,200 square feet and has temperature control equipment. Although we store both cased wine and barrels in the facility, it has the capacity to store between 11,000 and 12,000 cases of wine. We intend to use a portion of the proceeds of the offering to build an additional 3,200 to 4,000 square foot warehouse adjacent to the existing warehouse. This will increase our barrel aging capacity and allow us to store more cased wine on premises. The construction of this additional facility will not impact the currently planted vineyard acreage.

      Our shop is approximately 1,400 square feet with an additional 900 square feet set aside for office space and a workers’ break room. The adjacent machine shed is approximately 1,150 square feet. Finally, our guest house, located next to the entrance to our property, is a 2,400 square foot residence used to house visiting winemakers and guests and to occasionally host special events when our tasting room is in service or closed for the season.

Government regulation

      The wine industry is subject to extensive domestic supervision, regulation, and control by the Federal Bureau of Alcohol, Tobacco and Firearms (“BATF”) and state and local liquor authorities. Foreign agencies also extensively regulate the manner in which wine may be marketed within their jurisdictions. These laws dictate such matters as licensing requirements and eligibility, trade and pricing practices, distribution channels, permitted and required labeling, advertising and relations and interactions with retail outlets and retailers.

      Federal regulation of our activities is largely overseen by the BATF. We are required by the BATF to have a permit and a bond to produce alcoholic beverages. The BATF also must approve labels for wine products destined for wholesale and retail distribution. The BATF also regulates certain elements of wine production.

      The State of Oregon regulates our activities through the Oregon Liquor Control Commission (“OLCC”). We are licensed by the OLCC to produce and sell alcoholic beverages. The State of Oregon also regulates both wholesale and retail sales and distribution of our products in the state.

      We also are subject to regulation by each state in which our alcohol products are sold. Many states restrict the shipment of alcoholic beverages directly to consumers. The laws and regulations of several states also prohibit changes of distributors except under certain limited circumstances, making it difficult to terminate a distributor without reasonable cause, as defined by applicable statutes.

      The production of wine also involves operations that are considered both farming and food processing activities. Federal, state, and local agencies extensively regulate environmental, water, land use, labor, health, safety, and other issues associated with farming and food processing activities.

Legal proceedings

      In 2002, J.B. Chance Vineyard, Inc., dba Elvenglade Vineyard (“Elvenglade”), sued us in the Yamhill Circuit Court. Elvenglade’s claims arise out of our agreement to produce wine for Elvenglade from grapes grown at Elvenglade’s vineyard. The wine we produced with the grapes was not acceptable to Elvenglade, we believe due to filtration problems, so Elvenglade filed suit seeking damages equal to the value of the grapes it provided to us plus its lost profits, which it claims to be approximately $91,000. In connection with this suit, we have filed a third party claim against filter supplier Calhoun and DeJong, Inc., based on breaches of its salesman’s representations regarding the capabilities of the filters used in producing the wines for Elvenglade. We have since switched to a different filter. We intend to vigorously defend ourselves and pursue our rights against the filter supplier.

      We do not know of any other legal actions being contemplated by or against us.

Employees

      As of the date of this prospectus, we had five full-time employees, all of whom were salaried. From time to time, we hire part-time employees, primarily for bottling wines, harvesting the grapes and maintaining our vineyards. The number of part-time employees typically ranges between five and fifty persons, is generally for a short duration of time (up to three months). The tasting room employs approximately two part-time employees annually. We expect that the number of employees will increase substantially in the next 12 months to include a national sales manager, a regional sales person and a controller.

      None of our employees is represented by a union. We believe salaries paid and benefits provided to our employees are competitive for the wine industry. We believe that our relationship with our employees is excellent.

Additional benefits to certain shareholders

      Following this offering, we will provide to all shareholders holding 100 shares or more of our common stock on a specified date with the following additional benefits:

•	Owner’s Wine Credit: We will provide annual discounts towards the purchase of our wines to qualified shareholders based on their shareholdings, through the issuance of an “Owner’s Wine Credit.” A qualified shareholder will be able to use the Owner’s Wine Credit to cover up to 40% of the retail wine value of an order. Any portion of the Owner’s Wine Credit which is not used for a particular order may be banked by a qualified shareholder and applied against a subsequent order, but any portion of the Owner’s Wine Credit not used by end of the calendar year in which it is granted will expire. For 2003, the Owner’s Wine Credit will be $1.00 per share for shareholders of record 30 days following the closing of this offering and $1.00 per share for those shareholders of record on the six month anniversary of the closing of this offering. A shareholder of record on both the 30-day and six month anniversaries, therefore, will receive a total Owner’s Wine Credit of $2.00 per share in 2003. In 2004, we will offer the same credit to shareholders of record on January 1 and July 1 of 2004. After 2004, in December of each year, our board of directors will establish the amount of the Owner’s Wine Credit, which may vary from year to year, and the record date to be used for determining which qualified shareholders will receive the Owner’s Wine Credit. The Owner’s Wine Credit will only be available for purchases made in our tasting room, on our Website, or by mail order, in states where shipping is permitted by law.

•	Exclusive purchase rights: Qualified shareholders will be given exclusive or first purchase rights to certain wine releases or limited productions that we may offer from time to time.

      At each annual shareholders’ meeting, all shareholders will enjoy special events, including invitations to special tastings, pre-meeting events at our winery, barrel tastings of wines with the winemaker, special pricing of wines and other hosted events.

MANAGEMENT

Executive officers and directors

      Yamhill’s executive officers and directors and their ages as of November 30, 2002 are as follows:

Name	Age	Position

Stephen Cary	56	President; Director

Elaine McCall, PhD	52	Chairman of the Board

David Anderson	52	Senior Vice President, Operations

Elizabeth Wilson	41	Vice President, Finance

Dominic Mondillo	45	Vice President, Viticulture

Denis R. Burger, PhD	59	Director

David J. Hinrichs, PhD	62	Director

Peter Matt(1)	52	Director

Michael Richmond(1)	53	Director

John Gillespie(1)	57	Director

Alan P. Timmins(1)	43	Director

(1)	These individuals have agreed to become directors upon the completion of this offering.

      Stephen Cary has served as our President since November 2002 and as our Winemaker since 1991. Mr. Cary co-founded the Steamboat Pinot Noir Conference, an industry symposium for Pinot Noir producers, and has served as the organizer of the conference since in 1981. Mr. Cary holds a B.S. in Mass Communications from Indiana University.

      Elaine McCall co-founded Yamhill Valley Vineyards in 1983. Dr. McCall has been the Chairman of the Board of Yamhill since November 2002 and served as a director of Yamhill since 1996. Dr. McCall has served as our Secretary since 1996. Since 2001, Dr. McCall has also served as a Public Records Officer at Oregon Health Sciences University. Dr. McCall holds a B.S. in Pharmacology from the University of Edinburgh and a Ph.D. in Pharmacology from University of London. Dr. McCall is married to Denis Burger, one of our founders and a director.

      David Anderson has served as our Senior Vice President, Operations since November 2002. He was our General Manager from 1991 to November 2002. From 1988 to 1996, he served on the boards of the Yamhill County Wineries Association and the Oregon Wine Advisors Board of the Oregon Department of Agriculture. In 2002, he served as president of the International Pinot Noir Celebration in McMinnville. Mr. Anderson holds a B.A. in Music, Art and Theater from Wittenberg University. Mr. Anderson is the spouse of Elizabeth Wilson, our Vice President, Finance.

      Elizabeth Wilson has served as our Vice President, Finance, since November 2002. She has also been Accounting Manager for Freelin-Wade division of Coilhose Pneumatics since April 2001. From November 2000 to April 2001, she was Chief Financial Officer of Oregon Corrections Enterprises, and from April 1999 to October 2000, she was Vice President Finance of Quality Aviation Service, Inc., a subsidiary of Evergreen International Aviation, Inc. From July 1996 to April 1999, Ms. Wilson was Financial Manager for the Jewish Family and Child Service. She holds a B.S. in Business Administration from Oregon State University. She is a Certified Public Accountant. Ms. Wilson is the spouse of David Anderson, our Senior Vice President. Ms. Wilson does not devote all of her professional time to our business.

      Dominic Mondillo has served as our Vice President, Viticulture, since November 2002. He served as a vineyard consultant to Yamhill from 1998 to 2002. Since 1993, Mr. Mondillo has also served as a consultant to Gibbston Valley Wines Ltd. in Queenstown, New Zealand. He is also a co-founder of Mondillo Ridge Vineyards in Central Otago, New Zealand. Mr. Mondillo holds a B.A. from La Salle Academy and completed post-graduate work in Hotel Management & Culinary Arts from Johnson & Wales University.

      Denis Burger co-founded Yamhill Valley Vineyards in 1983. He has served as a director of Yamhill since 1988. From 1989 to November 2002, Dr. Burger was our President. Since 1996, Dr. Burger has also served as Chairman and Chief Executive Officer of AVI BioPharma, Inc. Dr. Burger holds an A.B. in Bacteriology and Immunology from University of California, Berkeley, and a Ph.D. in Microbiology and Immunology from the University of Arizona. Dr. Burger is married to Dr. McCall, our Chairman of the Board and Secretary.

      David Hinrichs co-founded Yamhill Valley Vineyards in 1983. From 1988 until 1995, Dr. Hinrichs served as a director of Yamhill and our Secretary and Treasurer. In November 2002, Dr. Hinrichs rejoined our Board of Directors. Since 1985, Dr. Hinrichs has also served as a Professor at Oregon Health Sciences University in the Department of Molecular Microbiology and Immunology. Dr. Hinrichs has a B.S. in Biology from Mankato State and a Ph.D. in Microbiology and Immunology from the University of Arizona.

      Peter Matt has agreed to become a director of Yamhill upon completion of this offering. Since 1996, Mr. Matt has served as President of Matt Brothers, a wine importing and marketing company in New York. Mr. Matt holds a Bachelor of Music degree from the University of Hartford.

      Michael Richmond has agreed to become a director of Yamhill upon completion of this offering. Since 2002, Mr. Richmond has served as General Manager of Bouchaine Vineyards Inc. and is a director of the Carneros Quality Alliance, an appellation organization that promotes wines and vineyards in the Carneros region of Northern California. From 1986 to 2002, Mr. Richmond worked for Chalone Wine Group, Inc., serving as General Manager of Acacia Winery, a member of the Chalone Wine Group and a winery he co-founded. From 1993 to 2002, Mr. Richmond served as Managing Director of Carmenet Winery. Mr. Richmond holds a B.S. in Special Education from the University of Texas at Austin.

      John Gillespie has agreed to become a director of Yamhill upon completion of this offering. Since 1998, Mr. Gillespie has served as President of the Wine Market Council. From 1989 to 1998, he was in charge of public relations and industry affairs for The Wine Alliance now known as Allied Domecq Wines USA. Mr. Gillespie holds a B.A. in Political Science and a Masters in Fine Arts, both from the University of Iowa.

      Alan Timmins has agreed to become a director of Yamhill upon completion of this offering. Mr. Timmins has served as President of AVI since May 2000, Chief Operating Officer of AVI since October 1996, and as a director of AVI since 1997. From 1992 to May 2000, he was Executive Vice President and Chief Financial Officer of AVI. Mr. Timmins received a B.B.A. in Accounting and Management from the University of Portland and an M.B.A. from Stanford University. He is a Certified Public Accountant.

      Each director holds office until the next annual meeting of the shareholders.

Audit committee

      Our Board of Directors has established an audit committee to be effective upon completion of this offering. Upon completion of this offering, the audit committee will consist of Alan Timmins, David Hinrichs and Michael Richmond, each of whom will be an independent director. The audit committee will have sole authority with respect to the engagement, discharge and the terms or engagement of our independent auditors. The committee will review with our independent auditors the scope and timing of their audit services and any other services that they are asked to perform, the auditor’s report on our financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls.

Compensation committee

      Our Board of Directors has established a compensation committee to be effective upon completion of this offering. Upon completion of this offering, the compensation committee will consist of Michael Richmond, David Hinrichs and Alan Timmins, each of whom will be an independent director. The compensation committee will be responsible for making recommendations to the Board of Directors regarding executive compensation, benefits and the grant of stock options and other securities under our stock incentive plans.

Nominating and corporate governance committee

      Our Board of Directors has established a nominating and corporate governance committee to be effective upon completion of this offering. Upon completion of this offering, the nominating and corporate governance committee will consist of Michael Richmond, David Hinrichs and Alan Timmins, each of whom will be an independent director. The nominating and corporate governance committee will be responsible for establishing criteria and recommending qualified candidates to the Board of Directors. In addition, the nominating and corporate governance committee will develop, oversee, review and assess our policies and procedures with respect to corporate governance matters.

Director compensation

      Directors receive no cash compensation for serving as directors or as members of the committees. We reimburse directors for travel and other expenses incurred attending meetings or any other business on our behalf.

Executive compensation

      The following table sets forth certain information regarding compensation paid to our President during the years ended December 31, 1999, 2000 and 2001 (the “named executive officer”). No executive officer received compensation in excess of $100,000 per year.

Summary Compensation Table

	Annual
	Compensation

Name and principal position	Year	Salary ($)

Denis Burger, President	2001	0
	2000	0
	1999	0

      Dr. Burger served as our President through October 31, 2002. Mr. Cary became our President on November 1, 2002. Mr. Cary’s compensation for 2002 is expected to be $55,000.

      During the three-year period ended December 31, 2001, and the nine months ended September 30, 2002, Dr. Burger performed effectively no services for the Company because the responsibilities for operations, vineyard management and winery management were that of David Anderson, Dominic Mondillo and Stephen Cary.

Stock option plan

      We have one stock option plan: the 2002 Stock Option Plan. The 2002 Stock Option Plan authorizes us to issue options to purchase up to 250,000 shares of our common stock. As of the date of this prospectus, we had not granted any options to purchase shares. The plan is administered by the compensation committee of our board of directors. Subject to the provisions of this plan, the committee determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the plan may not exceed ten years, or five years for incentive stock options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

Limitation of liability and indemnification

      Our articles of incorporation eliminate, to the fullest extent permitted by Oregon law, liability of a director to Yamhill or our shareholders for monetary damages for conduct as a director. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws. Our articles of incorporation require us to indemnify our directors to the fullest extent allowed by law. The Oregon corporation statutes authorize a corporation, through its articles of incorporation and bylaws, to grant indemnity to directors, officers, employees, or agents for actions taken with respect to the corporation in their respective capacities as directors, officers, employees, or agents. Indemnification may be provided to an officer, director, employee, or agent based upon the determination by a vote of the disinterested Board of Directors, by a vote by a special committee of the Board of Directors, by the determination of a special legal counsel, or by a vote of the shareholders that the director, officer, employee, or agent may be indemnified under the statute. We believe that the limitation of liability provisions in our articles of incorporation may enhance our ability to attract and retain qualified individuals to serve as directors.

      Each director will continue to be subject to liability for:

•	breach of the director’s duty of loyalty to Yamhill

•	acts or omissions involving intentional misconduct or bad faith

•	knowing violations of law

•	any transaction from which the director derived an improper personal benefit

•	improper transactions between the director and Yamhill

•	improper distributions to shareholders and loans to directors and officers

      There are no pending litigation or proceedings involving any of our directors or officers as to which indemnification is being sought nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN TRANSACTIONS

      As of September 30, 2002, we have borrowed approximately $1,086,011 from Dr. Denis Burger, one of our directors who is also our principal shareholder. The outstanding principal amount of this loan accrues interest at 10% per annum. As of September 30, 2002, approximately $822,579 in interest had accrued but was unpaid on this loan, which has been accruing since 1990. All of this indebtedness is due in a single payment on January 2, 2004. Effective upon the closing of this offering, $500,000 of this indebtedness will be repaid to Dr. Burger out of the proceeds of this offering. The remaining outstanding amount of this indebtedness, which is approximately $1,400,000 as of September 30, 2002, will be converted into shares of our common stock. The number of shares of our common stock to be issued to Dr. Burger upon such conversion will be determined by dividing the balance of principal and accrued interest as of the closing date by the price at which we sell our shares in this offering. Based on an assumed initial public offering price of $6.00 per share, we will issue approximately 234,765 shares of our common stock upon conversion of the indebtedness.

      We have borrowed approximately $315,000 as of September 30, 2002 from David Anderson, our Senior Vice President, Operations, and Elizabeth Wilson, our Vice President — Finance. The outstanding principal amount of this loan accrues interest at 10% per annum. As of September 30, 2002, approximately $21,925 in interest had accrued but was unpaid on this loan. All of this indebtedness is due in a single payment on January 2, 2004. This indebtedness will be repaid to Mr. Anderson and Ms. Wilson out of the proceeds of this offering.

      We have advanced approximately $75,000 to Mr. Anderson to allow him to develop a vineyard on some of his real property. We also provide vineyard services to Mr. Anderson, including controlling development of his vineyard and the production of grapes from his vineyard. In exchange for the advance and our services, Mr. Anderson has agreed to provide us with grapes produced by his vineyard with a fair market value equal to the funds advanced plus the value of the services we have provided.

      In July 1999, Dr. Burger paid $41,200 on our behalf for the purchase of approximately 12 acres of our property. We repaid this amount to Dr. Burger in November 2002. We did not pay any interest to Dr. Burger in connection with this advance.

      Stephen Cary, our President, rents a room in our guest house. For each month he occupies the room, Mr. Cary pays us rent of $500.

      Peter Matt has agreed to become a director of Yamhill. Since 1996, Mr. Matt has served as President of Matt Brothers, a wine importing and marketing company. Matt Brothers is one of our distributors and one of our largest customers. In the year ended December 31, 2001, we sold $60,383 of wine to Matt Brothers, which accounted for 18.2% of our total wine sales, and in the nine-months ended September 30, 2002, we sold $62,499 of wine to Matt Brothers, which accounted for 20.4% of our total wine sales.

      In all cases, we believe that the terms of each of these related party transactions were as good or better than we would achieve in an arm’s length transaction with unrelated third parties. In the future, all related party transactions will be reviewed by the independent directors of the Nominating and Corporate Governance Committee to better ensure that the terms and conditions of such transactions are fair to Yamhill and its shareholders.

PRINCIPAL SHAREHOLDERS

      The following tables set forth information regarding beneficial ownership of our common stock as of November 30, 2002, and as adjusted to reflect the sale of the 1,000,000 shares of common stock in this offering, for:

•	each person who is known by us to beneficially own more than 5% of the outstanding shares of common stock

•	each of our directors and director nominees

•	our named executive officer

•	all of our directors, director nominees and executive officers as a group

      The address of each of our directors and executive officers c/o Yamhill Valley Vineyards, 16250 S.W. Oldsville Rd., McMinnville, OR 97128. The percentages of shares outstanding prior to the offering are based on 600,000 shares outstanding as of November 30, 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of capital stock listed as owned by that person.

	Ownership of Common Stock			Ownership of Common Stock
	Prior to Offering			After the Offering

	Number of		Percentage	Number of		Percentage
Name and Address	Shares		Ownership	Shares		Ownership

Stephen Cary	22,735		3.8	22,735		1.2

Elaine McCall	443,624	(1)	73.9	678,389	(1)(2)	35.7

Denis Burger	443,624	(3)	73.9	678,389	(2)(3)	35.7

David Hinrichs	110,906		18.5	110,906		6.0

Peter Matt	—		—	—		—

Mike Richmond	—		—	—		—

John Gillespie	—		—	—		—

Alan Timmins	—		—	—		—

All executive officers and directors and director nominees as a group (11 individuals)	600,000(4)		100.0	834,765(2)(4)		43.9

(1)	Includes 374,308 shares held of record by Dr. Burger, who is Dr. McCall’s spouse.

(2)	Includes 234,765 shares that will be issued at the closing of the offering to Dr. Burger upon conversion of approximately $1,408,590 of outstanding indebtedness owned by us by Dr. Burger, assuming a $6.00 initial public offering price. The exact number of shares that will be issued upon conversion of this indebtedness will be equal to the exact amount of the indebtedness owned at the date of closing divided by the initial public offering price. As such, the number of shares could differ from the 234,765 number used in this table.

(3)	Includes 69,316 shares held of record by Dr. McCall, who is Dr. Burger’s spouse.

(4)	Includes 23,735 shares held of record by David Anderson, our Senior Vice President, Operations.

DESCRIPTION OF CAPITAL STOCK

      Upon the closing of this offering, the authorized capital stock of Yamhill will consist of 10,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of December 26, 2002, there were outstanding 600,000 shares of common stock held by 5 shareholders of record and no shares of preferred stock.

      Following this offering, 1,901,433 shares of common stock and no shares of preferred stock will be outstanding, assuming an initial public offering price of $6.00 per share.

Common stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends as may be declared by the board of directors out of legally available funds.

      In the event of a liquidation, dissolution or winding up of Yamhill, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the closing of this Offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

      Our articles of incorporation provide for the issuance of up to 1,000,000 shares of preferred stock. As of the date of this prospectus, there are no outstanding shares of preferred stock, and we do not have any current plans to issue any shares of preferred stock. Subject to certain limitations prescribed by law, our Board of Directors is authorized, without further shareholder approval, from time-to-time to issue up to an aggregate of 1,000,000 shares of our preferred stock, in one or more series. Each new series of preferred stock may have different rights and preferences that may be established by our Board of Directors. A majority of our disinterested, independent directors must approve any issuance by us of our preferred stock.

      The rights and preferences of future series of preferred stock may include:

•	number of shares to be issued

•	dividend rights and dividend rates

•	right to convert the preferred stock into a different type of security

•	voting rights attributable to the preferred stock

•	right to receive preferential payments upon a liquidation of the company

•	right to set aside a certain amount of assets for payments relating to the preferred stock

•	prices to be paid upon redemption of the preferred stock

Warrants

      On October 11, 2002, in connection with an offering of $400,000 of short-term debt, we issued warrants to purchase an aggregate number of shares of our common stock determined by dividing $400,000 by the greater of the price at which we sell our shares in this offering or $5.00. In the event that this offering does not close on or before the first anniversary of the date of issuance of the warrants, the number of shares of common stock issuable upon exercise of the warrants shall equal 66,668. If not then exercised, the warrants will terminate upon the earlier of 5:00 p.m., Oregon time, on the first anniversary of the date of issuance of the warrants, or the date on which the we execute an underwriting agreement in connection with this offering.

Transfer agent and registrar

      Mellon Investment Services, Seattle, Washington, has been appointed as the transfer agent and registrar for our common stock.

Listing

      We have applied to list our common stock on the Nasdaq SmallCap Market under the trading symbol “WINE.”

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of a large number of shares of common stock in the market after the offering, or a belief that these sales could occur, could cause a drop in the market price of our common stock and could impair our ability to raise capital through offerings of our equity securities.

      Upon the closing of this offering, we will have outstanding an aggregate of 1,901,433 shares of common stock, assuming an initial public offering price of $6.00 per share. Of these shares, the 1,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act unless the shares are purchased by our “affiliates,” as that term is defined under Rule 144 under the Securities Act. In addition, we are registering an additional 66,668 shares, which may be issued upon exercise of certain warrants held by two of our investors and which will be freely tradeable upon the expiration or earlier termination of a one-year agreement by the holders of those shares not to sell or trade those shares. The exact number of shares of common stock to be issued upon exercise of such warrants is equal to $400,000 divided by the greater of the per share price of this offering or $5.00. The remaining 834,765 (assuming an initial public offering price of $6.00 per share) shares of common stock which will be held by existing shareholders at the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

      In general, subject to limitations of a one-year lock-up agreement, beginning 90 days after the date of this prospectus, restricted shares that are held for at least one year may be sold under Rule 144, subject to volume limitations provided in the rule. All of the restricted shares, except the 234,765 shares being issued upon conversion of indebtedness owed to our principal shareholder (assuming an initial public offering price of $6.00 per share) have been held for over one year and, but for the lock-up agreement, would be eligible for sale under Rule 144 90 days after the date of the prospectus. Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Additionally, a shareholder who is not an affiliate of Yamhill is entitled to sell shares under Rule 144(k) without regard to the limitations described above, provided the shareholder has held the restricted shares for at least two years.

      Prior to this offering, there has been no public market for our common stock and the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the trading price of the common stock cannot be predicted. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

UNDERWRITING

      Paulson Investment Company, Inc. is acting as the representative of the underwriters of this offering. We and the underwriters have entered into an underwriting agreement with respect to the shares of common stock being offered. In connection with this offering and subject to certain conditions, each of the underwriters named below has agreed to purchase, and we have agreed to sell, the number of shares set forth opposite the name of each underwriter.

Number of
Underwriter	Shares

Paulson Investment Company, Inc.

Total	1,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option, if any shares are purchased. The underwriting agreement also provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for such purpose have been instituted or threatened by the Securities and Exchange Commission.

      The representative has advised us that the underwriters propose to offer our shares to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $          per share. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $          per share. After completion of the initial public offering of the shares, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

      The underwriters have informed us that they do not expect to confirm sales of our shares offered by this prospectus to any accounts over which they exercise discretionary authority.

Over-allotment option

      Pursuant to the underwriting agreement, we have granted the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 100,000 shares on the same terms as the shares being purchased by the underwriters from us. The representative may exercise the option solely to cover over-allotments, if any, in the sale of the shares that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $                    , $                    and $                    , respectively.

Stabilization

      Until the distribution of the shares offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase shares. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the shares. The underwriters may engage in over-allotment sales, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 as follows.

•	Over-allotment sales involve syndicate sales in excess of the offering size, which creates a syndicate short position

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum

•	Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option to purchase additional shares as described above

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the representative’s over-allotment option to purchase additional shares in this offering. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might be otherwise. These transactions may be effected on the Nasdaq SmallCap Market or otherwise. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

Indemnification

      The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters’ compensation

      We have agreed to sell the shares to the underwriters at the initial offering price of $               , less the 10% underwriting discount. The underwriting agreement also provides that upon the closing of the shares offered, the representative will be paid a nonaccountable expense allowance equal to 3% of the gross proceeds from the sale of the shares offered by this prospectus, including the over-allotment option.

      We have also agreed to issue warrants to the representative to purchase from us up to 100,000 shares at an exercise price per share equal to 120% of the offering price per share. These warrants are exercisable during the four-year period beginning one year from the date of effectiveness of this prospectus and are not redeemable. These warrants are not transferable for one year following the effective date of this prospectus, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution. These warrants will have registration rights, and we have included these securities in the registration statement of which this prospectus is a part. We will cause that registration statement to remain effective until the earlier of the time that all of the representative’s warrants have been exercised and the underlying shares have been sold and the date which is five years after the effective date of this offering. Alternatively, and at our discretion, in the future, we may file a new registration statement covering the sale of the shares issuable upon exercise of the warrants. The common stock issued to the representative upon exercise of these warrants will be freely tradeable.

      The holders of the representative’s warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized by the representative on the sale of the shares issuable upon exercise of the representative’s warrants may be deemed to be additional underwriting compensation. During the term of the representative’s warrants, the holders are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the representative’s warrants are outstanding. At any time at which the representative’s warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Lock-up agreements

      Our officers, directors, director nominees and all of our shareholders and warrantholders have agreed that for a period of one year from the date the registration statement becomes effective that they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the consent of the representative, which will not be unreasonably withheld. The representative may consent to an early release from the one-year lock-up period if, in its opinion, the market for the common stock would not be adversely impacted by such sales and in cases of an officer, director or other shareholder’s financial emergency. We are unaware of any officer, director or current shareholder who intends to ask for consent to dispose of any of our equity securities during the lock-up period.

Determination of offering price

      Before this offering, there has been no public market our common stock. Accordingly, the initial public offering price of the shares offered by this prospectus will be determined by negotiation between us and the representative. Among the factors considered in determining the initial public offering price of the shares are the following:

•	our history and our prospects

•	the industry in which we operate

•	our past and present operating results

•	the previous experience of our executive officers

•	the general condition of the securities markets at the time of this offering

      The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of our shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares can be resold at or above the initial public offering price.

LEGAL MATTERS

      The validity of the shares issued in connection with this offering will be passed upon for us by Davis Wright Tremaine, LLP of Portland, Oregon. Certain legal matters in connection with the offering will be passed upon for the underwriters by Grover T. Wickersham, P.C. of Palo Alto, California.

EXPERTS

      The financial statements included in the Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

ENGAGEMENT OF NEW AUDITORS

      Effective October 3, 2002, BDO Seidman, LLP was engaged as our independent accountants.

ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and its exhibits. For further information with respect to us and the shares to be sold in this offering, reference is made to the registration statement and its exhibits and schedules filed through the EDGAR system. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete; and, in each instance, if a contract or document is filed as an exhibit, reference is made to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to the exhibit. A copy of the registration statement and its exhibits may be inspected without charge at the public reference facilities maintained by the commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the commission’s regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from those offices upon the payment of the fees prescribed by the commission. The public may obtain information on the operation of the commission’s public reference facilities by calling 1 (800) SEC-0330. The commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission. The address of the commission’s Website is www.sec.gov.

      We intend to furnish our shareholders with annual reports containing audited financial statements and with quarterly reports for each of the first three quarters of each fiscal year containing summary financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YAMHILL VALLEY VINEYARDS, INC.

Page

Report of Independent Certified Public Accountants	F-2

Balance Sheets at December 31, 2000 and 2001 and September 30, 2002 (unaudited)	F-3

Statements of Loss as of December 31, 2000 and 2001 and September 30, 2001 and 2002 (unaudited)	F-4

Statements of Shareholders’ Equity (Deficit) at December 31, 2000 and 2001 and September 30, 2002 (unaudited)	F-5

Statements of Cash Flows as of December 31, 2000 and 2001 and September 30, 2001 and 2002 (unaudited)	F-6

Summary of Accounting Policies	F-7 - F-10

Notes to Financial Statements	F-11 - F-15

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders

Yamhill Valley Vineyards, Inc.
McMinnville, Oregon

      We have audited the accompanying balance sheets of Yamhill Valley Vineyards, Inc. as of December 31, 2000 and 2001 and the related statements of loss, shareholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yamhill Valley Vineyards, Inc. as of December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Spokane, Washington

November 7, 2002, except for Notes 4 and 10,
to which the date is December 9, 2002 and
December 30, 2002, respectively

YAMHILL VALLEY VINEYARDS, INC.

BALANCE SHEETS

	December 31,	December 31,	September 30,
	2000	2001	2002

			(Unaudited)

Assets

Current assets:

Cash and cash equivalents	$861	$1,061	$400

Accounts receivable	91,139	64,564	31,958

Inventories (Note 2)	1,026,342	1,133,717	1,249,305

Prepaid expenses and other assets	9,854	10,425	6,532

Total current assets	1,128,196	1,209,767	1,288,195

Property, plant and equipment, net (Notes 3, 4 and 5)	1,568,220	1,668,128	1,657,832

Deposits	21,235	—	—

Advances due from employee (Note 6)	26,171	65,325	74,377

Total assets	$2,743,822	$2,943,220	$3,020,404

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:

Checks issued in excess of funds	$6,260	$23,136	$4,915

Line-of-credit (Note 4)	123,000	300,000	300,000

Accounts payable	107,464	27,637	126,707

Other accruals	15,236	17,737	28,054

Current maturities of long-term debt (Note 5)	8,551	—	28,954

Total current liabilities	260,511	368,510	488,630

Related party notes payable (Note 6)	1,565,661	2,061,653	2,286,715

Long-term debt, less current maturities (Note 5)	425,344	416,444	387,490

Total liabilities	2,251,516	2,846,607	3,162,835
Commitment and Contingencies (Notes 8, 9, and 10)

Shareholders’ equity (deficit)(Notes 6 and 10):

Preferred stock; no par value; 1,000,000 shares authorized; 0 shares issued and outstanding	—	—	—

Common stock; no par value; 10,000,000 shares authorized; 600,000 shares issued and outstanding	2,093,185	2,093,185	2,093,185

Accumulated deficit	(1,600,879)	(1,996,572)	(2,235,616)

Total shareholders’ equity (deficit)	492,306	96,613	(142,431)

Total liabilities and shareholders’ equity (deficit)	$2,743,822	$2,943,220	$3,020,404

See accompanying summary of accounting policies and notes to financial statements.

YAMHILL VALLEY VINEYARDS, INC.

STATEMENTS OF LOSS

			Nine Months	Nine Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	September 30,	September 30,
	2000	2001	2001	2002

			(Unaudited)	(Unaudited)

Gross revenue	$439,112	$332,253	$231,867	$306,459

Cost of goods sold	329,556	323,662	177,898	228,577

Gross margin	109,556	8,591	53,969	77,882

Operating expenses:

Marketing and promotion	75,446	77,233	50,694	69,978

General and administrative	191,172	186,700	115,820	117,175

Loss on disposal of equipment	17,758	5,782	5,782	—

	284,376	269,715	172,296	187,153

Operating loss	(174,820)	(261,124)	(118,327)	(109,271)

Other income (expense):

Interest expense (Notes 4 and 6)	(105,651)	(140,225)	(100,117)	(133,131)

Other income, net	6,741	5,656	4,500	3,358

Net loss	$(273,730)	$(395,693)	$(213,944)	$(239,044)

Net loss per share — basic and diluted (Note 10)	$(0.46)	$(0.66)	$(0.36)	$(0.40)

Weighted average number of shares outstanding — basic and diluted	600,000	600,000	600,000	600,000

See accompanying summary of accounting policies and notes to financial statements.

YAMHILL VALLEY VINEYARDS, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

				Total
	Common Stock			Shareholders’
			Accumulated	Equity
	Shares	Amount	Deficit	(Deficit)

Balance, January 1, 2000	600,000	$2,093,185	$(1,327,149)	$766,036

Net loss	—	—	(273,730)	(273,730)

Balance, December 31, 2000	600,000	2,093,185	(1,600,879)	492,306

Net loss	—	—	(395,693)	(395,693)

Balance, December 31, 2001	600,000	2,093,185	(1,996,572)	96,613

Net loss (unaudited)	—	—	(239,044)	(239,044)

Balance, September 30, 2002 (unaudited)	600,000	$2,093,185	$(2,235,616)	$(142,431)

See accompanying summary of accounting policies and notes to financial statements.

YAMHILL VALLEY VINEYARDS, INC.

STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

			Nine Months	Nine Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	September 30,	September 30,

	2000	2001	2001	2002

			(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net loss	$(273,730)	$(395,693)	$(213,944)	$(239,044)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	78,592	78,275	57,472	59,808

Loss on disposal of equipment	17,758	5,782	5,782	—

Charges for impairment of inventory	—	88,461	—	—

Net changes in assets and liabilities:

Accounts receivable	31,277	26,575	34,014	32,606

Inventories	(91,736)	(195,836)	(149,987)	(115,588)

Prepaid expenses and other assets	(602)	(3,637)	(1,180)	1,270

Accounts payable and other accruals	57,090	(77,834)	(56,537)	100,649

Accrued interest	64,280	101,500	84,827	113,800

Net cash used in operating activities	(117,071)	(372,407)	(239,553)	(46,499)

Cash flows from investing activities:

Acquisitions of property, plant and equipment	(221,807)	(68,853)	(40,023)	(16,599)

Vineyard development costs	(81,943)	(93,877)	(91,343)	(32,913)

Increase in advances due from employees	(28,873)	(36,088)	(35,634)	(6,429)

Net cash used in investing activities	(332,623)	(198,818)	(167,000)	(55,941)

Cash flows from financing activities:

Borrowings on line-of-credit	363,000	327,000	327,000	45,000

Repayments on line-of-credit	(240,000)	(150,000)	(150,000)	(45,000)

Repayments on long-term debt	(21,174)	(17,451)	(8,550)	—

Borrowings on related party notes payable	290,000	395,000	240,000	120,000

Net change in checks issued in excess of funds	6,260	16,876	(1,697)	(18,221)

Net cash provided by financing activities	398,086	571,425	406,753	101,779

Net change in cash and cash equivalents	(51,608)	200	200	(661)

Cash and cash equivalents, beginning of period	52,469	861	861	1,061

Cash and cash equivalents, end of period	$861	$1,061	$1,061	$400

Supplemental Disclosure of Cash Flow Information:

Cash paid during the period for:

Interest	$53,748	$56,630	$30,660	$29,717

Income taxes	$—	$—	$—	$—

Non-cash investing and financing activities:

Use of deposits for vineyard development	$20,615	$21,235	$21,235	$—

See accompanying summary of accounting policies and notes to financial statements.

YAMHILL VALLEY VINEYARDS, INC.

SUMMARY OF ACCOUNTING POLICIES

(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

Nature of Business

      Yamhill Valley Vineyards was formed as a partnership in 1983 to produce and sell premium to luxury quality table wines. In 1987, Yamhill Valley Vineyards, Inc. (“the Company” or “Yamhill”) was incorporated in the state of Oregon. Headquartered in McMinnville, Oregon, the Company sells the majority of its products to wholesale distributors, restaurants, and retail establishments throughout the United States as well as directly through its tasting room and, where permitted by law, through mail order and the Company’s website. The Company obtains all of its grapes from Company owned vineyards (“estate vineyards”). The Company also provides custom crush services for other vineyards and periodically sells wine grapes or bulk wine.

Interim Financial Information

      The interim financial statements as of and for the nine-month periods ended September 30, 2001 and 2002 are unaudited, but include all adjustments which the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for the periods then ended. Results for interim periods are not necessarily indicative of results to be expected for the entire year.

Cash and Cash Equivalents

      For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

      Inventories are stated at the lower of cost or market. Cost for bulk and bottled wines is determined on an accumulated weighted average basis and includes grape purchases and supplies, farming and harvesting costs and winery and bottling costs. Crop costs represent the vineyard costs allocated to producing vines at December 31. This includes farming costs from mid-October to December 31. These costs will be allocated to the subsequent year’s vintage after the fruit is harvested. The Company harvests each annual crop in late September to early October depending on weather and other conditions. Wine production supplies are stated at first-in, first-out (“FIFO”) cost. All bulk and bottled wine inventories are classified as current assets in accordance with recognized industry practice, although a portion of such inventories will be aged for periods longer than one year.

Property, Plant and Equipment

      Capitalized costs of planting new vines and ongoing cultivation costs for vines not yet bearing fruit, including interest, are classified as vineyard development. Depreciation commences in the initial year the vineyard yields a commercial crop, generally in the third or fourth year after planting. The estimated useful life for vineyard development ranges from 15 to 35 years.

      All other property, plant and equipment is stated at cost. Cost includes expenditures for major additions and improvements as well as any incremental interest costs incurred during the period in which activities necessary to get the asset ready for its intended use are in progress. Maintenance and repairs

YAMHILL VALLEY VINEYARDS, INC.

SUMMARY OF ACCOUNTING POLICIES (Continued)
(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

which do not extend the useful life of the related property or equipment are charged to operations as incurred. The provision for related depreciation has been computed using the straight-line method over the estimated useful lives.

      The useful lives of property, plant, and equipment for purposes of computing depreciation are:

Buildings	20-40 years

Barrels, machinery and equipment	5-20 years

Land improvements	20-25 years

      The Company capitalized interest of $12,377, $17,905, $15,370 and $10,388, during the years ended December 31, 2000 and 2001, and the nine-month periods ended September 30, 2001 and 2002, respectively. Interest is capitalized for vineyards under development and ceases when those vineyards are placed in service.

Impairment of Long-Lived Assets

      Management reviews the carrying value of its property, plant, and equipment and other long-lived assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the greater of the estimated future discounted cash flows or salvage value.

Revenue Recognition

      Revenue is recognized when the product is shipped, at which time title transfers to the buyer. Revenue from product sold at the Company’s retail location is recognized at the time of sale. Revenue is recorded net of sales commissions to distributors and returns. Sales returns have historically been insignificant. The Company generally allows ninety days from the date of shipment for its wholesale distributors to make payment. No products are sold on consignment.

      Amounts billed to customers for shipping and handling are included in revenue for financial reporting purposes. Costs for the related shipping and handling expenses have been included in cost of revenue.

      From time to time, the Company will pay consideration to a customer for sales incentive offers, discounts, coupons, rebates, slotting fees and cooperative advertising. Such consideration is recognized as a reduction of revenue as incurred.

Income Taxes

      The Company accounts for income taxes by the recognition of deferred tax assets and liabilities for the expected future income tax consequence of events that have been recognized in the Company’s financial statements or tax return. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

YAMHILL VALLEY VINEYARDS, INC.

SUMMARY OF ACCOUNTING POLICIES (Continued)
(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

Advertising Costs

      Advertising costs, including expenses for marketing, trade shows, and product used at public events are expensed as incurred. Advertising costs of $42,728, $38,416, $25,694, and $25,801 were incurred for the years ended December 31, 2000 and 2001 and for the nine-month periods ended September 30, 2001 and 2002, respectively.

Net Loss Per Share

      Basic net loss per share (“EPS”) is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (e.g. stock options or convertible debt) were exercised and converted into stock using the treasury stock method. Securities and other contracts that would have an anti-dilutive effect are excluded from the calculation. For all periods presented, diluted EPS did not differ from basic EPS, as the Company then had no potentially dilutive securities outstanding.

Management Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

      The Company has determined that its product line operating segments, although consisting of multiple products and brands, all share similar long-term financial performance, production processes, customer types, distribution methods and other economic characteristics. Accordingly, these operating segments have been aggregated as a single reportable segment in the financial statements.

Fair Value of Financial Instruments

      Cash and cash equivalents, accounts receivable, accounts payable and other accruals, and certain other assets and liabilities are considered financial instruments. Carrying values are estimated to approximate fair values for these instruments as they are short-term in nature and are receivable or payable on demand. The fair value of long-term debt approximates its carrying value as the rates reflect recent market conditions and carry a variable or current market interest rate.

Concentration of Credit Risk

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade receivables. The Company performs ongoing credit evaluations of its customer’s financial position and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management’s expectations.

YAMHILL VALLEY VINEYARDS, INC.

SUMMARY OF ACCOUNTING POLICIES (Continued)
(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

      During the years ended December 31, 2000 and 2001 and the nine-month periods ended September 30, 2001 and 2002, the following customers represented greater than 10% of sales:

	Year Ended	Year Ended	Nine Months	Nine Months
	December 31,	December 31,	Ended September 30,	Ended September 30,
	2000	2001	2001	2002

Percentage of total sales:

Customer A	27.9%	18.2%	25.1%	20.4%

Customer B	10.9%	9.9%	6.9%	5.8%

      Related accounts receivable from the above customers are as follows:

	December 31,	December 31,	September 30,
	2000	2001	2002

Accounts receivable as a percentage of total receivables:

Customer A	83.8%	52.5%	35.8%

Customer B	6.1%	16.6%	5.9%

Recent Accounting Pronouncement

      On July 30, 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 replaces the prior guidance that was provided by EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management currently believes that the adoption of SFAS No. 146 will not have a material impact on the financial statements.

YAMHILL VALLEY VINEYARDS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

1. Financial Condition and Liquidity

      Since its inception, the Company has incurred substantial operating and net losses, as well as negative operating cash flows. As a result, the Company has negative shareholders’ equity and a significant amount of long-term debt at September 30, 2002.

      The Company’s management continues to actively pursue a number of initiatives aimed at improving its income, providing positive equity and reducing long-term debt. Management believes its most significant initiatives are its planned increase in revenue through increased production levels and the elimination of certain unprofitable distributor relationships. In recent years, production has been at a level that is less than that needed to operate profitably as a result of low crop yield on young vines. The Company replanted 44% of its developed vineyards in 1999 through 2001 and all currently planted sites are from 1 year to 19 years of age as of September 30, 2002. The Company anticipates that its harvested yield will double from 2001 levels by 2006 due to maturing vines. The Company is evaluating its Oregon marketing plans and may replace an ineffective distributor with a new distributor or an employee-based sales force along with direct sales campaigns. Historically the Company’s majority shareholder has funded the operation through advances and has indicated a willingness to continue. With respect to funding, management is currently engaged in an anticipated initial public offering. Nevertheless, there can be no assurance that the Company’s management will ultimately be sufficiently successful in its efforts.

2. Inventories

      Inventories consist of the following:

	December 31,	December 31,	September 30,
	2000	2001	2002

Bulk wine	$531,891	$523,239	$195,376

Bottled wine	334,302	482,511	627,009

Wine packaging supplies	7,744	17,352	15,200

Crop costs	152,405	110,615	411,720

Total inventories	$1,026,342	$1,133,717	$1,249,305

      In 2001, the Company determined that a portion of its bulk wine did not meet its quality standards and made a decision to sell that wine to distributors and wholesalers for ultimate sale under other labels at a price less than cost. Additionally, certain 1997 Chardonnay wine was disposed of for similar reasons. Accordingly, at December 31, 2001, both the bulk wine and the Chardonnay were written down by $88,461 to their estimated net realizable value, which is included in cost of goods sold on the statements of loss.

YAMHILL VALLEY VINEYARDS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

3. Property, Plant and Equipment

      Property, plant and equipment consist of:

	December 31,	December 31,	September 30,
	2000	2001	2002

Land and land improvements	$497,134	$497,134	$497,134

Vineyards	190,676	325,810	325,810

Vineyards under development	172,969	152,948	185,860

Buildings	502,567	507,299	507,299

Machinery and equipment	742,766	740,166	756,765

Total property, plant, and equipment	2,106,112	2,223,357	2,272,868

Less accumulated depreciation	537,892	555,229	615,036

Property, plant and equipment, net	$1,568,220	$1,668,128	$1,657,832

4. Line-of-Credit

      The Company has a $300,000 line-of-credit with a bank, which was subject to renewal on December 31, 2001. Borrowings against this line-of-credit at December 31, 2000 and 2001 and at September 30, 2002 were $123,000, $300,000, and $300,000, respectively. Interest is charged at the lender’s index rate plus 2% (6.75% at December 31, 2001). Outstanding balances under the agreement are collateralized by property and equipment, accounts receivable, and inventory. The majority shareholder of the Company also personally guarantees the line-of-credit.

      In March 2002, the bank extended the term of the credit agreement through August 2002. In September 2002, the bank further extended the term of the credit agreement through December 31, 2002. In December 2002, the bank extended the term of the credit agreement through March 31, 2003. Under the terms of the extensions, interest is charged at the lender’s index rate plus 3% (7.75% at September 30, 2002).

5. Long-Term Debt

      Long-term debt consists of a $450,000 note due a bank obtained in December 1999 under a United States Department of Agriculture (“USDA”) agri-business assistance program (“Farmer Mac”). The note has a maturity date of January 1, 2015 and requires semi-annual principal and interest payments of $26,340, with the first payment starting July 1, 2000. Interest is based upon a published index of three-year United States Treasury Securities plus 2.55%, adjusted every three years. The interest rate in effect through January 1, 2003 is 8.20%. The semi-annual payment amount will change with subsequent adjustments to the interest rate. The note is collateralized by certain property and equipment and is guaranteed through the USDA. The outstanding balances under the note at December 31, 2000 and 2001 and at September 30, 2002 were $433,895, $416,444, and $416,444, respectively.

      On October 15, 2002 an extension from the bank was granted to defer the principal portion of the payment due July 1, 2002 until January 1, 2003. This extension does not affect the remaining principal and

YAMHILL VALLEY VINEYARDS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

interest payments due under the note. Maturities of the remaining principal amounts as of December 31, 2001 are as follows:

Year ending December, 31	Amount

2002	$—

2003	28,954

2004	21,336

2005	23,121

2006	25,055

Thereafter	317,978

Total	$416,444

6. Related Party Transactions

      Related party notes payable consists of related party borrowings as follows:

	December 31,	December 31,	September 30,
	2000	2001	2002

Note due to the majority shareholder, due on demand anytime after January 2, 2004, including interest at 10%, uncollateralized	$927,211	$1,127,211	$1,127,211

Note due two company executives, due on demand anytime after January 2, 2004, including interest at 10%, uncollateralized	—	195,000	315,000

Accrued interest on related party notes, due on demand anytime after January 2, 2004	638,450	739,442	844,504

Total related party notes and interest payable	$1,565,661	$2,061,653	$2,286,715

      In connection with the Company’s intended public offering of common stock, the majority shareholder intends to convert approximately $1.4 million of the above notes payable and accrued interest to an equivalent number of shares of common stock based on the common stock’s offering price. This transaction is contingent upon the closing of the public offering, for which no assurances can be given.

      Interest expense incurred on these notes amounted to $63,101, $101,841, $77,305, and $106,288 for the years ended December 31, 2000 and 2001 and for the nine-months ended September 30, 2001 and 2002, respectively.

      Advances due from employee consists of a long-term advance to a Company executive in the amount of $26,171, $65,325, and $74,377 at December 31, 2000 and 2001 and September 30, 2002, respectively. Funds were advanced for the development of vineyards on property owned by the employee. The vineyards and vineyard development are under the control of the Company. The advances are non-interest bearing and will be repaid by delivery of wine grapes.

7. Income Taxes

      The Company has no current or deferred tax expense for federal or state income tax purposes for any period presented.

YAMHILL VALLEY VINEYARDS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

      Major items causing the Company’s effective tax rate to differ from the statutory rates are as follows:

	December 31,	December 31,	September 30,	September 30,
	2000	2001	2001	2002

Income tax benefit at expected rate	$93,068	$134,536	$72,741	$81,275

State tax benefit	10,949	15,828	8,558	9,562

Permanent differences	(136)	(151)	—	—

Change in valuation allowance	(103,881)	(150,213)	(81,299)	(90,837)

Income tax expense	$—	$—	$—	$—

      The Company has a deferred tax asset of $345,022, $510,124, and $623,347 as of December 31, 2000 and 2001 and as of September 30, 2002, respectively. The deferred assets arise primarily as the result of accrued interest to shareholders and net operating loss carryforwards. The deferred tax liabilities of $140,811, $161,700, and $184,086 at December 31, 2000 and 2001 and September 30, 2002, respectively, arise primarily as the result of the differences in depreciation for income tax purposes in accordance with applicable tax law. As management of the Company cannot determine if it is more likely than not that all of the net deferred tax assets will provide future benefit, the Company has established a 100% valuation allowance on the net deferred tax asset as of December 31, 2000 and 2001 and as of September 30, 2002.

      The Company has net operating loss carryforwards for federal income taxes at December 31, 2001 of $603,489. The net operating loss carryforwards expire in the years 2019 through 2021. Upon completion of the Company’s intended public offering of common stock, these net operating loss carryforwards may be limited in use.

8. Employee Benefit Plan

      The Company sponsors a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time U.S. employees. Participating employees may contribute up to 15% of their eligible compensation up to the annual Internal Revenue Service contribution limit. As determined annually by the Board of Directors, the Company matches employee contributions according to a specified formula. Matching contributions were $2,138, $2,409, $1,789, and $2,066 for the years ended December 31, 2000 and 2001 and for the nine-months ended September 30, 2001 and 2002, respectively.

9. Contingencies

      The Company is periodically involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company’s gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing litigation or administrative proceedings would not materially affect its financial position, results of operations or cash flows.

      In 2002, a grape producer filed a claim against the Company, claiming damages resulting from improper filtration of wine produced by the Company of approximately $91,000. In connection with this suit, the Company filed a third party claim against the filter supplier. The Company intends to vigorously defend itself against this claim and to pursue its rights against the filter supplier. Legal counsel is unable to make a judgment as to the outcome of this matter at this time. Management does not expect this claim to materially affect its financial position, results of operations or cash flows.

YAMHILL VALLEY VINEYARDS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 is unaudited)

10. Subsequent Events

      On October 15, 2002, the Company secured $400,000 in loans to cover its cash flow needs. The note accrues interest at 12% and matures at the earlier of the date of closing and funding of the Company’s anticipated initial public offering, or on September 30, 2003. The note is collateralized by land, buildings and land improvements and a security interest in all vineyard and winery equipment and inventory. The majority shareholder has personally guaranteed the note. As additional consideration for the note, the Company issued the lenders common stock purchase warrants at a per share price of $0.001. The number of shares of common stock exercisable under the warrants is dependent upon the initial public offering price, but in any case will not exceed 80,000 shares. Based on the planned offering price of $6.00 per share, 66,668 shares will be exercisable. The warrants expire on the earlier of October 15, 2003 or the date on which the Company executes an underwriting agreement in connection with an initial public offering.

      In December 2002, the Company adopted the 2002 Stock Option Plan (the Plan). Under the Plan, options may be issued for up to 250,000 shares of common stock. The Plan will be administered by the compensation committee of the board of directors. Subject to the provisions of the Plan, the board will determine who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the Plan may not exceed ten years, or 5 years for incentive stock options granted to an optionee owning more than 10% of the voting stock. The exercise price of an incentive stock option granted under the Plan must be equal to or greater than the fair value of the shares of common stock on the date the option is granted. The Company has reserved 250,000 shares of common stock for issuance under the Plan.

      In November 2002, the Company repaid $41,200 in outstanding debt due to the majority shareholder.

      Effective December 30, 2002, the Company declared a 277.2657-to-1 common stock split effected in the form of a stock dividend. Accordingly, all share and per share information have been adjusted to reflect this stock split for all periods presented.

1,000,000 Shares

Common Stock

Yamhill Valley Vineyards, Inc.

PROSPECTUS

Paulson Investment Company, Inc.

                              , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

      As an Oregon corporation, Yamhill is subject to the Oregon Business Corporation Act (“OBCA”) and the exculpation from liability and indemnification provision contained therein. The OBCA permits a corporation to limit, under certain circumstances, a director’s liability for monetary damages in actions brought by the corporation or its shareholders. Pursuant to Section 60.047(2)(d) of the OBCA, Article V of Yamhill’s Articles of Incorporation (the “Articles”) eliminates the liability of Yamhill’s directors to Yamhill or its shareholders for monetary damages, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

      Article VI of the Articles provide for indemnification of its officers and directors to the fullest extent permitted by law. Section 60.387, ET SEQ., of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation’s best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnity against the reasonable expenses associated with such claims. Corporations may not indemnify against breached of the duty of loyalty. The OBCA mandates indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claims was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards or conduct set out in the statute.

      The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation’s articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, voce of shareholders or otherwise.

      Yamhill’s Articles also provide for the elimination of liability of directors for monetary damages to the full extent permitted by the OBCA.

Item 25. Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

SEC registration fee	$820

National Association of Securities Dealers, Inc. filing fee	1,390	*

Nasdaq SmallCap Market filing fee	19,000

Accounting fees and expenses	130,000	*

Legal fees and expenses	150,000	*

Blue sky fees and expenses	40,000	*

Printing and engraving expenses	30,000	*

Registrar and Transfer Agent’s fees	5,000	*

Miscellaneous fees and expenses	123,790	*

Total:	$500,000

*	Estimates

Item 26. Recent Sales of Unregistered Securities

      On October 15, 2002, the Company secured a $400,000 loan to cover its cash flow needs which was evidenced by a promissory note. The note accrues interest at 12% and matures at the earlier of the date of closing and funding of the Company’s anticipated initial public offering, or on September 30, 2003. The note is collateralized by land, buildings and land improvements and a security interest in all vineyard and winery equipment and inventory. The majority shareholder personally guaranteed the notes. As additional consideration for the note, the Company issued the lenders common stock purchase warrants at a per share price of $0.001. The number of shares of common stock exercisable under the warrants is dependent upon the initial public offering price, but in any case will not exceed 80,000 shares. Based on the assumed offering price of $6.00 per share, 66,668 shares will be issued upon exercise. The warrants expire on the earlier of October 15, 2003 or the date on which the Company executes an underwriting agreement in connection with an initial public offering. The issuance of these securities was exempt under Section 4(2) of the Securities Act of 1933, as amended.

Item 27. Exhibits

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of Yamhill Valley Vineyards, Inc.
3.2	Amended and Restated Bylaws of Yamhill Valley Vineyards, Inc.
4.1	Specimen Common Stock Certificate*
4.2	Form of Representative Common Stock Purchase Warrant
5.1	Opinion of Davis Wright Tremaine LLP*
10.1	Yamhill Valley Vineyards, Inc. 2002 Stock Option Plan
10.2	Trust Deed, Assignment of Rents, Security Agreement and Fixture Filing between Yamhill Valley Vineyards, Inc. and First American Title Insurance Company of Oregon, as trustee and James W. Shires and Scott Crawford as beneficiaries
10.3	Common Stock Purchase Warrants issued to James W. Shires and Scott Crawford
10.4	Promissory Note between Yamhill Valley Vineyards, Inc., James W. Shires and Scott Crawford
10.5	Security Agreement between James W. Shires, Scott Crawford and Yamhill Valley Vineyards, Inc.
10.6	Promissory Note between Yamhill Valley Vineyards, Inc. and Denis R. Burger
10.7	Promissory Note between Yamhill Valley Vineyards, Inc. and U.S. Bank
10.8	Revolving Credit Agreement between Yamhill Valley Vineyards, Inc. and U.S. Bank*
10.9	Revolving Credit Note, as amended, between Yamhill Valley Vineyards, Inc. and U.S. Bank*
10.10	Promissory Note between Yamhill Valley Vineyards, Inc. and David Anderson
10.11	Agreement between Yamhill Valley Vineyards, Inc. and David Anderson
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1)*
25.1	Power of Attorney (see p. II-5)

*	To be filed by amendment

Item 28. Undertakings

      (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that it will:

(1) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering of those securities.

SIGNATURES

      In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the County of Yamhill, State of Oregon, on January 3, 2003.

Yamhill Valley Vineyards, Inc.

By:	/s/ STEPHEN CARY

Stephen Cary
President

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Cary and Elizabeth Wilson and each of them, such person’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto, and other documents in connection therewith to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act, which relates to this Registration Statement) and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ STEPHEN CARY Stephen Cary	President (Principal Executive Officer) and Director	January 3, 2003
/s/ ELIZABETH WILSON Elizabeth Wilson	Vice President, Finance (Principal Financial and Accounting Officer)	January 3, 2003
/s/ ELAINE MCCALL Elaine McCall, PhD	Chairman of the Board	January 3, 2003
/s/ DENIS R. BURGER Denis R. Burger, PhD	Director	January 3, 2003
/s/ DAVID J. HINRICHS David J. Hinrichs, PhD	Director	January 3, 2003

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of Yamhill Valley Vineyards, Inc.
3.2	Amended and Restated Bylaws of Yamhill Valley Vineyards, Inc.
4.1	Specimen Common Stock Certificate*
4.2	Form of Representative Common Stock Purchase Warrant
5.1	Opinion of Davis Wright Tremaine LLP*
10.1	Yamhill Valley Vineyards, Inc. 2002 Stock Option Plan
10.2	Trust Deed, Assignment of Rents, Security Agreement and Fixture Filing between Yamhill Valley Vineyards, Inc. and First American Title Insurance Company of Oregon, as trustee and James W. Shires and Scott Crawford as beneficiaries
10.3	Common Stock Purchase Warrants issued to James W. Shires and Scott Crawford
10.4	Promissory Note between Yamhill Valley Vineyards, Inc., James W. Shires and Scott Crawford
10.5	Security Agreement between James W. Shires, Scott Crawford and Yamhill Valley Vineyards, Inc.
10.6	Promissory Note between Yamhill Valley Vineyards, Inc. and Denis R. Burger.
10.7	Promissory Note between Yamhill Valley Vineyards, Inc. and U.S. Bank
10.8	Revolving Credit Agreement between Yamhill Valley Vineyards, Inc. and U.S. Bank*
10.9	Revolving Credit Note, as amended, between Yamhill Valley Vineyards, Inc. and U.S. Bank*
10.10	Promissory Note between Yamhill Valley Vineyards, Inc. and David Anderson
10.11	Agreement between Yamhill Valley Vineyards, Inc. and David Anderson.
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1)*
25.1	Power of Attorney (see p. II-5)

*	To be filed by amendment